Itaú

4Q 22

Risk and capital management Pillar 3

Fourth quarter of 2022

Contents

Objective 1
Key indicators 1
Prudential Metrics and Risk Management 2
KM1: Key metrics at consolidated level 2
OVA: Bank risk management approach 3
Scope and main characteristics of risk management 3
Risk and Capital Governance 4
Risk Appetite 4
Risk Culture 5
Stress Testing 6
Recovery Plan 6
Capital Adequacy Assessment 7
Capital Adequacy 7
OV1: Overview of risk-weighted assets (RWA) 8
Links between financial statements and regulatory exposures 9
LIA: Explanations of differences between accounting and regulatory exposure amounts 9
LI1: Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories 10
LI2: Main sources of differences between regulatory exposure amounts and carrying values in financial statements 11
PV1: Prudent valuation adjustments (PVA) 11
Institutions that comprise the Financial Statement of Itaú Unibanco Holding 12
Non Consolidated Institutions 16
Material Entities 16
Composition of Capital 17
CCA: Main features of regulatory capital instuments 17
CC1: Composition of regulatory capital 18
CC2: Reconciliation of regulatory capital to balance sheet 20
Macroprudential Indicators 21
CCyB1: Geographical distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer 21
GSIB1: Disclosure of G-SIB indicators 21
Leverage Ratio 22
LR1: Summary comparison of accounting assets vs leverage ratio exposure measure (RA) 22
LR2: Leverage ratio common disclosure 22
Liquidity Ratios 23
LIQA: Liquidity Risk Management Information 23
Framework and Treatment 23
LIQ1: Liquidity Coverage Ratio (LCR) 24
LIQ2: Net Stable Funding Ratio (NSFR) 25
Credit Risk 26
CRA: Qualitative information on credit risk management 26
CR1: Credit Quality of Assets 27
CR2: Changes in Stock of defaulted loans and debts securities 27
CRB: Additional disclosure related to the credit quality of assets Credit risk mitigation 28
Exposure by industry 28
Exposure by remaining maturity 28
Overdue exposures 29
Exposure by geographical area in Brazil and by country 29
Largest debtors exposures 30
Restructured exposures 30

CRC: Qualitative disclosure related to Credit Risk Mitigation techniques	30
CR3: Credit Risk mitigation techniques – overview	31
CR4: Standardized Approach – Credit Risk exposure and credit risk mitigation effects	31
CR5: Standardized Approach – exposures by asset classes and risk weights	32
Counterparty Credit Risk (CCR)	33
CCRA: Qualitative disclosure related to CCR	33
CCR1: Analysis of CCR exposures by approach	33
CCR3: Standardized approach – CCR exposures by regulatory portfolio and risk weights	33
CCR5: Composition of collateral for CCR exposures	34
CCR6: CCR associated with credit derivatives exposures	34
CCR8: CCR associated with Exposures to central counterparties	35
Securitization Exposures	36
SECA: Qualitative disclosure requirements related to securitisation exposures	36
SEC1: Securitisation exposures in the banking book	37
SEC2: Securitisation exposures in the trading book	37
SEC3: Securitisation exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor	37
SEC4: Securitisation exposures in the banking book and associated capital requirements – bank acting as investor	37
Market Risk	38
MRA: Qualitative disclosure requirements related to market risk	38
MR1: Market risk under standardized approach	40
MRB: Qualitative disclosures on market risk in the Internal Models Approach (IMA)	40
MR2: RWA flow statements of market risk exposures under an IMA	43
Exposures subject to market risk	43
MR3: IMA values for trading portfolios	43
MR4: Comparison of VaR estimates with gains/losses	44
Backtesting	44
Total Exposure associated with Derivatives	44
IRRBB	45
IRRBBA: IRRBB risk management objectives and policies	45
Framework and Treatment	45
IRRBB1 – Quantitative information on IRRBB	47
Remuneration of Directors	48
REMA: Compensation Policy	48
REM1: Remuneration awarded during the financial year	58
REM2: Special payments	58
REM3: Deferred remuneration	58
Other Risks	59
Insurance products, pension plans and premium bonds risks	59
Social, Environmental and Climatic Risks	59
Model Risk	60
Regulatory or Compliance Risk	60
Reputational Risk	61
Country Risk	62
Business and Strategy Risk	62
Contagion Risk	63
Emerging Risks	63
Operational Risk	63
Crisis Management and Business Continuity	64
Independent Validation of Risk Models	65
Glossary of Acronyms	66
Glossary of Regulations	70

Objective

This document presents Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Resolution BCB nº 54 and subsequent amendments, which addresses the disclosure of information on risks and capital management, the comparison between accounting and prudential information, the liquidity and market risk indicators, the calculation of risk-weighted assets (RWA), the calculation of the Total Capital ("Patrimônio de Referência" - PR), and the compensation of management members. [1]

The referred Resolution brought several amendments in the disclosure format of the Pillar 3 information, besides changes in the scope and frequency of the information disclosed. All these amendments, implemented by the Central Bank, aim the convergence of the Brazilian financial regulation to the recommendations of the Basel Committee, seeking to harmonize the information disclosed by financial institutions at an international level, and taking into account the structural conditions of the Brazilian economy.

The disclosure policy of the Risk and Capital Management Report presents the guidelines and responsibilities of the areas involved in its preparation, as well as the description of the information that must be disclosed and the integrity endorsement and approval governance, as established by the article 56 of the Resolution nº. 4,557.

Key indicators

Itaú Unibanco's risk and capital management focuses on maintaining the institution in line with the risk strategy approved by the Board of Directors. The key indicators based on the Prudential Consolidation, on December 31, 2022, are summarized below.

Common Equity Tier I Ratio	Tier I Ratio	Total Capital Ratio
11.9%	13.5%	15.0%
September 30, 2022 *11.7%*	September 30, 2022 *13.2%*	September 30, 2022 *14.7%*

Common Equity Tier I	Tier I	Total Capital
In R$ million	In R$ million	In R$ million
R$ 147,781	R$ 166,868	R$ 185,415
September 30, 2022 *R$ 142,780*	September 30, 2022 *R$ 161,872*	September 30, 2022 *R$ 180,304*

RWA
In R$ million
R$ 1,238,582
September 30, 2022 *R$ 1,225,170*


13,2%
1,6%
11,7%
0,3%
-0,2%
0,1%
13,5%
1,5%
11,9%
Tier I Sep-22
Net Income in the quarter, dividends and Interest on Own Capital
Risk-Weighted Assets¹
Prudential and Equity Adjustments
Tier I Dec-22
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Excluding the exchange rate variation for the period.

[1] Compensation of management members data is reported annually.

Prudential Metrics and Risk Management

Itaú Unibanco invests in robust and company-wide risk management processes to serve as a basis for its strategic decisions intended to ensure business sustainability.

The key prudential metrics related to regulatory capital and information on the bank's integrated risk management are presented below.

KM1: Key metrics at consolidated level

In order to ensure the soundness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains capital levels above the minimum requirements, as demonstrated by the Common Equity Tier I, Additional Tier I Capital and Total Capital ratios.

On December 31, 2022, the Total Capital (PR) reached R$ 185,415 million, R$ 166,868 million of Tier I and R$ 18,546 million of Tier II.

R$ million	12/31/2022	09/30/2022	06/30/2022	03/31/2022	12/31/2021
Available capital (amounts)					
Common Equity Tier 1 (CET1)	147,781	142,780	133,651	129,053	130,716
Tier 1	166,868	161,872	151,245	145,402	149,912
Total capital	185,415	180,304	168,956	162,203	169,797
Excess of capital committed to ajusted permanent assets	-	-	-	-	-
Total capital detached	-	-	-	-	-
Risk-weighted assets (amounts)					
Total risk-weighted assets (RWA)	1,238,582	1,225,170	1,201,628	1,164,324	1,153,841
Risk-based capital ratios as a percentage of RWA					
Common Equity Tier 1 ratio (%)	11.9%	11.7%	11.1%	11.1%	11.3%
Tier 1 ratio (%)	13.5%	13.2%	12.6%	12.5%	13.0%
Total capital ratio (%)	15.0%	14.7%	14.1%	13.9%	14.7%
Additional CET1 buffer requirements as a percentage of RWA					
Capital conservation buffer requirement (%) (1)	2.5%	2.5%	2.5%	2.0%	2.0%
Countercyclical buffer requirement (%) (2)	-	-	-	-	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%	1.0%	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%) (3)	3.5%	3.5%	3.5%	3.0%	3.0%
CET1 available after meeting the bank's minimum capital requirements (%)	3.4%	3.2%	2.6%	2.9%	3.5%
Basel III leverage ratio					
Total Basel III leverage ratio exposure measure	2,322,443	2,243,975	2,102,773	2,015,946	2,018,692
Basel III leverage ratio (%)	7.2%	7.2%	7.2%	7.2%	7.4%
Liquidity Coverage Ratio					
Total high-quality liquid assets (HQLA)	325,269	313,037	279,847	293,573	307,280
Total net cash outflow	197,797	197,914	192,124	196,328	193,093
LCR (%)	164.4%	158.2%	145.7%	149.5%	159.1%
Net Stable Funding Ratio					
Total available stable funding	1,151,750	1,104,941	1,070,719	1,021,581	1,016,989
Total required stable funding	922,395	901,048	894,427	852,481	839,830
NSFR (%)	124.9%	122.6%	119.7%	119.8%	121.1%

1) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,958 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.
2) The countercyclical capital buffer is fixed by the Financial Stability Committee (Comef) based on discussions about the pace of credit expansion (BACEN Communication No. 39.425/22), and currently is set to zero. Should the requirement increase, the new percentage takes effect twelve months after the announcement.
3) The BACEN rules establish Capital Buffers, that corresponds to the sum of the Conservation, Contracyclical and Systemic requirements, as defined in CMN Resolution 4,958.

The Basel Ratio reached 15.0%, as of December 31, 2022, an increase of 30 basis points compared to September 30, 2022, due to the result for the period and prudential and equity adjustments, partially offset by the increase of Risk-weighted Assets.

Besides, Itaú Unibanco has a R$ 86,328 million capital excess in relation to its minimum required Total Capital. It corresponds to 7,0 p.p. above the minimum requirement (8%) and higher than the Capital Buffer requirement of 3.5% (R$ 43,350 million). Considering the Capital Buffers, the capital excess would be 3,5 p.p.

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with the adjusted permanent assets. Itaú Unibanco falls within the maximum limit of 50% of adjusted PR, established by BACEN. On December 31, 2022, fixed assets ratio reached 19.9%, showing a surplus of R$ 55,748 million.

OVA – Bank risk management approach

Scope and main characteristics of risk management

To undertake and manage risks is one of the activities of Itaú Unibanco. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. Itaú Unibanco invests in robust risk management processes, that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are in line with the guidelines of the Board of Directors and Executives who, through corporate bodies, define the institution's global objectives, which are then translated into targets and thresholds for the business units that manage risks. Control and capital management units, in turn, support Itaú Unibanco's management through the processes of analysis and monitoring of capital and risk.

The principles that provide the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by Itaú Unibanco's employees in their daily routines are as follows:

- Sustainability and customer satisfaction: the vision of Itaú Unibanco is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. Itaú Unibanco is concerned about doing business that is good for customers and for the institution;

- Risk culture: the institution's risk culture goes beyond policies, procedures and processes. It strengths the individual and collective responsibility of all employees to manage and mitigate risks consciously, respecting the ethic way of doing business. The risk culture is described in the item "Risk Culture";

- Risk Pricing: Itaú Unibanco operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios;

- Diversification: the institution has low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business, seeking risk diversification and giving priority to low-risk transactions;

- Operational excellence: Itaú Unibanco intends to provide agility, as well as a robust and stable infrastructure, in order to offer high quality services;

- Ethics and respect for regulations: at Itaú Unibanco, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after the institution's reputation.

Since August, 2017, the Resolution CMN 4,557 came into force, which established the structure of risk and capital management. The resolution highlights are the implementation of a continuous and integrated risk management framework; the requirements for the definition of the Risk Appetite Statement (RAS) and the stress test program; the establishment of a Risk Committee; the indication, before BACEN, of the Chief Risk Officer (CRO); and the CRO's roles, responsibilities and independence requirements.

Risk and Capital Governance

The Board of Directors is the main body responsible for establishing the guidelines, policies and authority levels regarding risk and capital management. In turn, the Risk and Capital Management Committee (CGRC) provides support to the Board of Directors in the performance of their duties relating to risk and capital management. At the executive level, corporate bodies headed by Itaú Unibanco's Chief Executive Officer (CEO) are established to manage risks and capital. Their decisions are overseen by the CGRC.

Additionally, the Itaú Unibanco Holding has corporate bodies that perform delegated duties in the risk and capital management, under the responsibility of CRO (Chief Risk Officer).

To support this structure, the Risk Area is structured with specialized departments. The objective is to provide independent and centralized management of the institution's risks and capital, and to ensure the accordance with the established rules and procedures.

Itaú Unibanco's risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market's best practices, including governance for identifying emerging risks, which are those with medium and long-term impact potentially material about the business.

Responsibilities for risk management at Itaú Unibanco are structured according to the concept of three lines of defense, namely:

- in the first line of defense, the business and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting such risks;
- in the second line of defense, an independent unit provides central control, so as to ensure that Itaú Unibanco's risk is managed according to the risk appetite and established policies and procedures. This centralized control provides the Board and executives with a global overview of Itaú Unibanco's exposure, to ensure correct and timely corporate decisions;
- in the third line of defense, internal audit provides an independent assessment of the institution's activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with.

Itaú Unibanco uses robust automated systems for full compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators' minimum capital and risk management requirements.

Risk Culture

Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, the institution adopts several initiatives to disseminate and strengthen a culture that values and encourages conscious risk taking, discussions and actions on the institution's risks, and each and everyone's responsibility for risk management.

Besides the risk management policies, procedures and processes, the institution has as a central element of its Corporate Culture the message "Ethics is non-negotiable". Behavioral guidelines, also described in this culture, reinforce and strengthen the Conglomerate's risk management behavior by emphasizing a behavior that helps people of all company levels to undertake and manage risks in a conscious way. By disseminating these principles, the institution fosters the understanding and the open discussion about risks, so that they are kept within the risk appetite levels established and each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business.

Itaú Unibanco also makes some channels available for communication of operating failures, internal or external fraud, conflicts at the workplace, or cases that may result in inconveniences and/or losses for the institution or its

customers. All employees or third parties are responsible for informing any problems immediately, as soon as they become aware of the situation.

Risk Appetite

Itaú Unibanco has a risk appetite policy, which was established and approved by the Board of Directors and guides the institution's business strategy. The bank's risk appetite is grounded on the following declaration of the Board of Directors:

"We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital."

Based on this declaration, the bank established six dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure:

- Capitalization: establishes that Itaú Unibanco should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up the bank's capital ratios, in usual or stress situations, and the institution's debt issue ratings.

- Liquidity: establishes that the institution's liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios.

- Composition of results: establishes that business will mainly focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market and credit risks aspects. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank's portfolios, aiming at low volatility of results and business sustainability.

- Operational risk: focuses on controlling operational risk events that may adversely impact the bank's business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses.

- Reputation: deals with risks that may impact brand value and the institution's reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored by observation of the institution's conduct.

- Customer: addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction and dissatisfaction, media exposure, direct impacts on customers (technology), and suitability indicators.

The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the Chief Risk Officer (CRO).

Metrics are regularly monitored and must comply with the limits defined. The monitoring is reported to the risk commissions and to the Board of Directors, guiding the use of preventive measures to ensure that exposures are within the limits provided and in line with the bank's strategy.

Stress Testing

The stress test is a process of simulating extreme economic and market conditions on Itaú Unibanco's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of Itaú Unibanco and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

Itaú Unibanco uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP (Internal Capital Adequacy Process), the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution's risk appetite metrics.

Recovery Plan

In response to the latest international crises, the Central Bank issued the Resolution No. 4,502, which requires the development of a Recovery Plan for the financial institutions that are classified in the Segment 1, with a total exposure of more than 10% of Gross Domestic Product (GDP). This plan aims to reestablish adequate levels of capital and liquidity, above the regulatory requirements, through appropriate strategies in the event of severe stress shocks of a systemic or idiosyncratic nature. Accordingly, each institution would be able to preserve its financial feasibility and, at the same time, mitigate the impact on the National Financial System.

Itaú Unibanco has a Recovery Plan that contemplates the entire Conglomerate, including foreign subsidiaries, and contains the description of the following items:

I. Critical functions rendered by Itaú Unibanco to the market, activities that, if abruptly interrupted, could impact the National Financial System (SFN) and the functioning of the real economy;

II. Institution's essential services: activities, operations or services which discontinuity could compromise the bank's viability;

III. Monthly monitoring program, establishing critical levels for a set of indicators, with a view to risk monitoring and eventual trigger for the execution of the Recovery Plan;

IV. Stress scenarios, contemplating events that may threaten the business continuity and the viability of the institution, including reverse tests, which seek to identify remote risk scenarios, contributing to an increase of the management sensitivity;

V. Recovery strategies in response to different stress scenarios, including the main risks and barriers, as well as the mitigators of the latter and the procedures for the operationalization of each strategy;

VI. Communication plan with stakeholders, seeking its timely execution with the market, regulators and other stakeholders;

VII. Governance mechanisms necessary for the coordination and execution of the Recovery Plan, such as the definition of the director responsible for the exercise at Itaú Unibanco.

This plan is reviewed annually and is subjected to the approval of the Board of Directors.

With this practice, Itaú Unibanco has been able to continuously demonstrate, that even in severe scenarios, with remote probability of occurrence, it has strategies capable of generating sufficient resources to ensure the sustainable maintenance of critical activities and essential services, without losses to customers, to the financial system and to other participants in the markets in which it operates.

Itaú Unibanco ensures the exercise maintenance to guarantee that strategies remain up-to-date and viable in the face of organizational, competitive or systemic changes.

Capital Adequacy Assessment

For its capital adequacy assessment process, the annual Itaú Unibanco's procedure is as follows:

- Identification of material risks and assessment of the need for additional capital;
- Preparation of the capital plan, both in normality and stress situations;
- Internal assessment of capital adequacy;
- Structuring of capital contingency and recovery plans;
- Preparation of management and regulatory reports.

By adopting a prospective stance regarding capital management, Itaú Unibanco implemented its capital management structure and its ICAAP in order to comply with National Monetary Council (CMN) Resolution 4,557, BACEN Circular 3,846 and BACEN Circular Letter 3,907.

The result of the last ICAAP, which includes stress tests – dated as of December 2021 – showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant buffer, thus ensuring the soundness of its equity position.

Capital Adequacy

Itaú Unibanco, through the ICAAP process, assesses the adequacy of its capital to face the incurred risks, composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks. In order to ensure the soundness and the availability of Itaú Unibanco's capital to support business growth, the Total Capital levels were maintained above the minimum requirements.

OV1 – Overview of risk-weighted assets (RWA)

According to CMN Resolution 4,958 and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach;
- RWA_{MINT} = portion related to the market risk capital requirement, made up of the maximum between the internal model and 80% of the standardized model, and regulated by BACEN Circulars 3,646 and 3,674;
- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA		Minimum capital requirements
R$ million	12/31/2022	09/30/2022	12/31/2022
Credit Risk: standardised approach	**1,118,752**	**1,104,482**	**89,500**
Credit risk (excluding counterparty credit risk)	1,016,137	986,883	81,290
Counterparty credit risk (CCR)	40,222	47,829	3,218
Of which: standardised approach for counterparty credit risk (SA-CCR)	25,361	31,109	2,029
Of which: Current Exposure Method approach (CEM)	-	-	-
Of which: other CCR	14,861	16,720	1,189
Credit valuation adjustment (CVA)	7,695	8,924	616
Equity investments in funds - look-through approach	8,002	7,462	640
Equity investments in funds - mandate-based approach	104	178	8
Equity investments in funds - fall-back approach	1,461	1,699	117
Securitisation exposures - standardised approach	4,408	3,379	353
Amounts below the thresholds for deduction	40,723	48,128	3,258
Market risk	**23,240**	**24,098**	**1,859**
Of which: standardised approach	29,050	30,123	2,324
Of which: internal models approach (IMA)	23,097	21,078	1,848
Operational risk	**96,590**	**96,590**	**7,727**
Total	**1,238,582**	**1,225,170**	**99,086**

The higher amount of RWA was mainly due to the increase in the credit risk (RWA_{CPAD}).

Links between financial statements and regulatory exposures

LIA: Explanations of differences between accounting and regulatory exposure amounts

The main difference between the accounting carrying value and the amounts considered for regulatory purposes is the non-consolidation of non-financial companies (especially Insurance, Pension Plan and Capitalization companies) in the regulatory consolidated, a difference that also impacts the elimination of related parties transactions.

Within the regulatory scope, the procedures for assessing the need for prudent valuation adjustments (PVAs) arising from the pricing of financial instruments, as well as the description of the systems and controls used to ensure its reliability are described below.

The pricing methodology for the financial instruments subject to Resolution No. 4,277, of October 31st, 2013, conducted by an independent area from the business areas, considers, in addition to benchmarks, the risks listed in the closeout uncertainty, market concentration, early termination, model risk, investing and funding costs, unearned credit spread and others.

The fair value measurement at Itaú Unibanco follows the principles enclosed in the main regulatory bodies, such as CVM and BACEN. The institution follows the best practices in terms of pricing policies, procedures and methodologies and is committed to secure the pricing of financial instruments in its balance sheet with prices quoted and disclosed by the market, and in the impossibility of doing so, expends its best efforts to estimate which would be the fair price at which financial assets would be effectively traded, maximizing the use of relevant observable data and, under specific conditions, these instruments can be valued on a model basis. In all of these situations, the organization has control over its pricing methods and model risk management.

The process of independent price verification (IPV) follows the guidelines included in Resolution No. 4,277, with daily verification of prices and market inputs, which is performed by a team independent from the pricing team. This process is also subject to an independent evaluation by the internal control, internal audit and external audit teams.

The institution has a hybrid model for assessing the need for prudent valuation adjustments with two components. The first component is a timely assessment model that assesses new products, operations and risk factors traded and verifies the compliance and liability with any components of the existing prudent valuation adjustments. The second is a periodic assessment that aims to analyze the existing prudent valuation adjustments in relation to adequate pricing. The process and methodology are evaluated periodically and independently by internal controls and internal audit.

In the line *Other Differences* of the table LI2, are reported the transactions subject to credit risk and counterparty credit risk, which are not accounted for in the balance sheet or in the off-balance sheet amounts.

LI1: Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories

R$ million, at the end of the period | 12/31/2022

	Carrying values as reported in published financial statements	Carrying values under scope of regulatory consolidation	Carrying values of items: Subject to credit risk framework	Subject to counterparty credit risk framework	Subject to the securitisation framework	Subject to the market risk framework	Not subject to capital requirements or subject to deduction from capital
Assets							
Current assets and Long-term receivables	2,431,957	2,171,449	1,715,274	408,346	18,857	305,357	24,984
Cash	35,381	35,243	35,243	-	-	12,407	-
Interbank investments	279,609	275,209	59,462	215,747	-	13,734	-
Securities and derivative financial instruments	834,553	596,168	494,186	78,062	18,857	89,293	1,075
Interbank accounts	184,125	184,125	174,044	-	-	-	10,081
Interbranch accounts	49	49	-	-	-	-	49
Loan, lease and other credit operations	853,063	844,407	836,553	-	-	70,325	7,854
Other receivables	240,873	232,352	111,890	114,537	-	119,598	5,925
Deferred tax assets	60,464	58,070	52,210	-	-	-	5,860
Sundry	180,409	174,282	59,680	114,537	-	119,598	65
Other assets	4,304	3,896	3,896	-	-	-	-
Permanent assets	38,001	55,048	37,292	-	-	-	17,756
Investments	13,216	30,852	30,409	-	-	-	443
Real estate	7,063	6,554	6,554	-	-	-	-
Real estate by lease	-	252	252	-	-	-	-
Goodwill and Intangible assets	17,722	17,390	77	-	-	-	17,313
Total assets	**2,469,958**	**2,226,497**	**1,752,566**	**408,346**	**18,857**	**305,357**	**42,740**
Liabilities							
Current and Long-term Liabilities	2,300,223	2,055,833	-	331,304	-	258,799	1,724,529
Deposits	871,438	881,893	-	-	-	49,764	881,893
Deposits received under securities repurchase agreements	320,517	320,525	-	289,940	-	2	30,585
Funds from acceptances and issuance of securities	256,495	256,495	-	-	-	32,791	256,495
Interbank accounts	82,482	82,482	-	-	-	-	82,482
Interbranch accounts	11,685	11,687	-	-	-	191	11,687
Borrowings and onlending	115,441	115,441	-	-	-	19,602	115,441
Derivative financial instruments	78,512	78,513	-	41,364	-	6,484	37,149
Technical provision for insurance, pension plan and capitalization	238,070	-	-	-	-	-	-
Provisions	16,580	16,347	-	-	-	-	16,347
Allowance for financial guarantees provided and loan commitments	3,465	3,465	-	-	-	-	3,465
Other liabilities	305,538	288,985	-	-	-	149,965	288,985
Deferred tax liabilities	5,199	4,791	-	-	-	-	4,791
Sundry	300,339	284,194	-	-	-	149,965	284,194
Total liabilities	**2,300,223**	**2,055,833**	**-**	**331,304**	**-**	**258,799**	**1,724,529**

LI2: Main sources of differences between regulatory exposure amounts and carrying values in financial statements

R$ million — **12/31/2022**

		Carrying values of items:			
	Total	**Subject to credit risk framework**	**Subject to counterparty credit risk framework**	**Subject to the securitisation framework**	**Subject to the market risk framework**
Asset carrying value amount under scope of regulatory consolidation	2,183,757	1,752,566	408,346	18,857	305,357
Liabilities carrying value amount under regulatory scope of consolidation	331,304	-	331,304	-	258,799
Total net amount under regulatory scope of consolidation	1,852,453	1,752,566	77,042	18,857	46,558
Off-balance sheet amounts	184,011	141,568	42,440	3	-
Differences in valuations	-	-	-	-	-
Other differences	86,112	(8,346)	94,458	-	-
Exposure amounts considered for regulatory purposes	2,122,576	1,885,788	213,940	18,860	46,558

PV1: Prudent valuation adjustments (PVA)

In R$ million — **12/31/2022**

	Equity	**Interest rates**	**FX**	**Credit**	**Commodities**	**Total**	**Of which: In the trading book**	**Of which: In the banking book**
Closeout uncertainty, of which:	-	-	-	33	-	**33**	-	33
Closeout cost	-	-	-	*32*	-	**32**	-	*32*
Concentration	-	-	-	*1*	-	**1**	-	*1*
Early termination	-	61	-	62	-	**123**	-	123
Model risk	-	10	-	67	-	**77**	-	77
Operational risk	-	-	-	-	-	-	-	-
Investing and funding costs	-	-	-	-	-	-	-	-
Unearned credit spreads	-	-	-	-	-	-	-	-
Future administrative costs	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Total adjustment -	-	**71**	-	**162**	-	**233**	-	**233**

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The lists below provide the associate institutions that comprise the financial statements and the Prudential Consolidation of Itaú Unibanco Holding S.A..

Associate institutions that comprise the financial statements and the Prudential Conglomerate	Country [1]	% Equity share on capital
A1 Hedge Orange Master Fundo de Investimento Multimercado	Brazil	100.00%
Aj Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	100.00%
Banco Investcred Unibanco S.A.	Brazil	50.00%
Banco Itaú (Suisse) S.A.	Switzerland	100.00%
Banco Itaú Argentina S.A.	Argentina	100.00%
Banco Itaú BBA S.A.	Brazil	100.00%
Banco Itaú Consignado S.A.	Brazil	100.00%
Banco Itaú International	United States	100.00%
Banco Itaú Paraguay S.A.	Paraguay	100.00%
Banco Itaú Uruguay S/A	Uruguay	100.00%
Banco Itaú Veículos S.A.	Brazil	100.00%
Banco ItauBank S.A.	Brazil	100.00%
Banco Itaucard S.A.	Brazil	100.00%
Cloudwalk Kick Ass I Fundo De Investimento Em Direitos Creditórios	Brazil	95.07%
Dibens Leasing S.A. - Arrendamento Mercantil	Brazil	100.00%
FIDC B2cycle NPL	Brazil	100.00%
FIDC Cloudw Akira I	Brazil	96.94%
FIDC Orange NP	Brazil	100.00%
FIDC Sumup Solo	Brazil	94.51%
FII Kinea Desenv. LO	Brazil	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Brazil	50.00%
Fundo A1 Hedge Orange Fundo de Investimento em Cotas de Fundos de Investimento Multimercado	Brazil	100.00%
Fundo De Invest Dir Creditórios Não Padron NPL II	Brazil	100.00%
Fundo de Investimento em Direitos Creditórios Rede	Brazil	100.00%
Fundo em Direitos Creditórios Cielo Emissores I	Brazil	87.00%
Fundo Fortaleza de Investimento Imobiliário	Brazil	100.00%
Fundo Goal Perfo III	Argentina	100.00%
Fundo Kinea Ações	Brazil	100.00%
Galaxy BBG GLXY Bitcoin BR ETF	Cayman Islands	100.00%
Hipercard Banco Múltiplo S.A.	Brazil	100.00%
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil	100.00%
Iresolve Companhia Securitizadora de Créditos Financeiros S.A.	Brazil	100.00%
IT Now Bloomberg Galaxy Bitcoin Fundo de Índice	Brazil	96.27%
Itaú (Panamá) S.A.	Panama	65.27%
Itaú Administradora de Consórcios Ltda.	Brazil	100.00%
Itaú Administradora de Fondos de Inversión S.A.	Uruguay	100.00%
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria	Colombia	65.25%
Itaú Bank & Trust Bahamas Ltd.	Bahamas	100.00%
Itaú Bank & Trust Cayman Ltd.	Cayman Islands	100.00%
Itaú Bank, Ltd.	Cayman Islands	100.00%
Itaú BBA Europe S.A.	Portugal	100.00%
Itaú BBA International Plc.	Brazil	100.00%
Itaú BBA Trading S.A.	Brazil	100.00%
Itaú BBA Trading S.A. - Sucursal Uruguay	Uruguay	100.00%

1) The institutions operate in their respective countries of origin.

Associate institutions that comprise the financial statements and the Prudential Conglomerate.	Country [1]	% Equity share on capital
Itaú BBA USA Securities Inc.	United States	100.00%
Itaú Cia. Securitizadora de Créditos Financeiros	Brazil	100.00%
Itaú Comisionista de Bolsa Colombia S.A.	Colombia	65.27%
Itaú CorpBanca	Chile	65.62%
Itaú CorpBanca Colombia S.A.	Colombia	65.27%
Itaú CorpBanca New York Branch	United States	65.62%
Itaú Corredores de Bolsa Limitada	Chile	65.62%
Itaú Corretora de Valores S.A.	Brazil	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	100.00%
Itaú EU Lux-Itaú Latin America Equity Fund	Luxembourg	74.05%
Itaú International Securities Inc.	United States	100.00%
Itaú Invest Casa de Bolsa S.A.	Paraguay	100.00%
Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado	Brazil	100.00%
Itaú OT Títulos Públicos Renda Fixa Referenciado DI Fundo de Investimento em Cotas de Fundos de Investimento	Brazil	0.02%
Itaú Unibanco Holding S.A.	Brazil	100.00%
Itaú Unibanco Holding S.A., Grand Cayman Branch	Cayman Islands	100.00%
Itaú Unibanco S.A.	Brazil	100.00%
Itaú Unibanco S.A., Miami Branch	United States	100.00%
Itaú Unibanco S.A., Nassau Branch	Bahamas	100.00%
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	Brazil	100.00%
Itaú Valores S.A.	Argentina	100.00%
ITB Holding Ltd.	Cayman Islands	100.00%
Kinea Ações Fundo de Investimento em Ações	Brazil	100.00%
Kinea CO-investimento Fundo de Investimento Imobiliario	Brazil	99.93%
Kinea I Private Equity FIP Multiestrategia	Brazil	99.64%
Kinea KP Fundo de Investimento Multimercado Crédito Privado	Brazil	100.00%
Kinea Ventures FIP	Brazil	100.00%
Licania Fund Limited	Cayman Islands	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Brazil	50.00%
Microinvest S.A. Soc. de Crédito a Microempreendedor	Brazil	100.00%
OCA Dinero Electrónico S.A.	Uruguay	100.00%
OCA S.A.	Uruguay	100.00%
Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	100.00%
Redecard Instituição de Pagamento S.A.	Brazil	100.00%
Redecard Sociedade de Crédito Direto S.A	Brazil	100.00%
Resonance Uruguay S.A.	Uruguay	56.00%
RT Itaú DJ Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	100.00%
RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento	Brazil	100.00%
Tarumã Fundo Incentivado de Investimento em Debêntures de Infraestrutura Renda Fixa Crédito Privado	Brazil	100.00%

1) The institutions operate in their respective countries of origin.

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The lists below provide the associate institutions that comprise only the financial statements.

Associate institutions that comprise only the Financial Statements	Country [1]	% Equity share on capital
Albarus S.A.	Paraguay	100.00%
Ank Platform S.A.	Argentina	100.00%
BICSA Holdings, Ltd.	Cayman Islands	100.00%
Borsen Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
CGB II SPA	Chile	100.00%
CGB III SPA	Chile	100.00%
Cia. Itaú de Capitalização	Brazil	100.00%
Estrel Serviços Administrativos S.A.	Brazil	100.00%
FC Recovery S.A.U.	Argentina	100.00%
FIC Promotora de Vendas Ltda.	Brazil	50.00%
iCarros Ltda.	Brazil	100.00%
IGA Participações S.A.	Brazil	100.00%
Investimentos Bemge S.A.	Brazil	86.81%
Itaú Administradora General de Fondos S.A.	Chile	65.62%
Itaú Asesorías Financieras Limitada	Chile	65.62%
Itaú Asia Limited	Hong Kong	100.00%
Itaú Asset Management Administradora de Fondos Patrimoniales de Inversión S.A.	Paraguay	100.00%
Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Argentina	100.00%
Itaú Bahamas Directors Ltd.	Bahamas	100.00%
Itaú Bahamas Nominees Ltd.	Bahamas	100.00%
Itaú BBA International (Cayman) Ltd.	Cayman Islands	100.00%
Itaú BBA México, S.A. de C.V. [2]	Uruguay	100.00%
Itaú Chile Inversiones, Servicios y Administracion S.A.	Chile	100.00%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	Brazil	100.00%
Itaú Corredor de Seguros Colombia S.A.	Colombia	65.61%
Itaú Corredores de Seguros S.A.	Chile	65.62%
Itaú Corretora de Seguros S.A.	Brazil	100.00%
Beta Correspondente e Tecnologia Ltda.	Brazil	100.00%
Itaú Holding Colombia S.A.S.	Colombia	65.62%
Itaú Institucional Renda Fixa Fundo de Investimento	Brazil	100.00%
Itaú International Holding Limited	United Kingdom	100.00%
Itaú Rent Administração e Participações Ltda.	Brazil	100.00%
Itaú Securities Services Sociedad en Liquidación [3]	Colombia	65.29%
Itaú Seguros Paraguay S.A.	Paraguay	100.00%
Itaú Seguros S.A.	Brazil	100.00%
Itaú Unibanco Asset Management Ltda.	Brazil	100.00%
Itau Unibanco Comercializadora de Energia Ltda.	Brazil	100.00%
Itaú USA Asset Management Inc.	United States	100.00%
Itaú Vida e Previdência S.A.	Brazil	100.00%
Itauseg Participações S.A.	Brazil	100.00%
Itauseg Saúde S.A.	Brazil	100.00%
ITB Holding Brasil Participações Ltda.	Brazil	100.00%
IU Corretora de Seguros Ltda.	Brazil	100.00%
IUPP S.A.	Brazil	100.00%
Karen International Limited	Bahamas	100.00%
Kinea Investimentos Ltda.	Brazil	80.00%

1) The institutions operate in their respective countries of origin.
2) The company is transferring its location from Mexico to Uruguay. Awaiting local approvals.
3) Current denomination of Itaú Securities Services Colombia S.A. Sociedad Fiduciaria.

Associate institutions that comprise only the Financial Statements	Country [1]	% Equity share on capital
Maxipago Serviços de Internet Ltda.	Brazil	100.00%
Mundostar S.A.	Uruguay	100.00%
PR Curitiba Mariano Torres Ltda.	Brazil	100.00%
Proserv - Promociones y Servicios, S.A. de C.V.	Mexico	100.00%
Provar Negócios de Varejo Ltda.	Brazil	100.00%
Recaudaciones y Cobranzas Limitada	Chile	65.62%
Recovery do Brasil Consultoria S.A.	Brazil	100.00%
RJ Niteroi Icarai Ltda.	Brazil	100.00%
RT Alm 5 Fundo de Investimento Renda Fixa	Brazil	100.00%
RT Alm Soberano 2 Fundo de Investimento Renda Fixa	Brazil	100.00%
RT Defiant Multimercado - Fundo de Investimento	Brazil	100.00%
RT Endeavour Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
RT Multigestor 4 Fundo de Investimento em Cotas de Fundos de Investimento Multimercado	Brazil	100.00%
RT Nation Renda Fixa - Fundo de Investimento	Brazil	100.00%
RT Valiant Renda Fixa - Fundo de Investimento	Brazil	100.00%
SAGA II SPA	Chile	100.00%
SAGA III SPA	Chile	100.00%
SP Amadeu Amaral Ltda.	Brazil	100.00%
SP Antonia de Queiroz Ltda	Brazil	100.00%
SP Augusta Ltda	Brazil	100.00%
SP Av Juscelino Kubitschek Ltda	Brazil	100.00%
SP Av Luis Carlos Berrini Ltda	Brazil	100.00%
SP Av Morumbi Ltda	Brazil	100.00%
SP Av. Sta. Catarina Ltda.	Brazil	100.00%
SP Bairro Moema Ltda.	Brazil	100.00%
SP Bairro Sumarezinho Ltda	Brazil	100.00%
SP Bairro Vila Guilherme Ltda.	Brazil	100.00%
SP Brooklin Rua Santo Amaro Ltda	Brazil	100.00%
SP Brooklin St. Amaro Ltda.	Brazil	100.00%
SP Butanta Ltda	Brazil	100.00%
SP CEAGESP Ltda	Brazil	100.00%
SP Vila Clementino Ltda	Brazil	100.00%
SP Clelia Ltda	Brazil	100.00%
SP Pássaros e Flores Ltda. [2]	Brazil	100.00%
SP Itaberaba Ltda	Brazil	100.00%
SP Rua Padre João Manuel Ltda.	Brazil	100.00%
SP Maracatins Ltda	Brazil	100.00%
SP Nova JK Ltda	Brazil	100.00%
SP Rua Da Consolacao Ltda	Brazil	100.00%
SP Rua Das Palmeiras	Brazil	100.00%
SP Santos Embare Ltda.	Brazil	100.00%
SP Santos Jose Menino Ltda.	Brazil	100.00%
SP Serra De Bragança Ltda	Brazil	100.00%
SP Tatuape Ltda	Brazil	100.00%
SP Vila Olimpia Araguari Ltda.	Brazil	100.00%
Tulipa S.A.	Brazil	100.00%
Unión Capital AFAP S.A.	Uruguay	100.00%
Zup I.T. Serviços Tecnologia e Inovação S.A.	Brazil	52.96%
Zup Innovation Corp.	United States	52.96%

1) The institutions operate in their respective countries of origin.
2) Current denomination of SP Interlagos Ltda.

The institutions presented in the tables above represent the total scope of companies of Itaú Unibanco Holding.

Non Consolidated Institutions

The following institutions are the associates and the joint ventures not consolidated in the financial statements and Prudential Consolidation.

Non consolidated Institutions	Country [1]	% Equity share on capital [2]
Banfur International S.A.	Panama	30.00%
BSF Holding S.A	Brazil	49.00%
CIP S.A	Brazil	23.33%
Compañia Uruguaya de Medios de Procesamiento S.A.	Uruguay	31.42%
Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.	Brazil	50.00%
Gestora de Inteligência de Crédito S.A	Brazil	15.71%
Kinea Private Equity Investimentos S.A.	Brazil	79.99%
Olímpia Promoção e Serviços S.A.	Brazil	50.00%
Porto Seguro Itaú Unibanco Participações S.A.	Brazil	42.93%
Pravaler S.A.	Brazil	51.94%
Prex Holdings LLC	United States	30.00%
Rias Redbanc S.A.	Uruguay	25.00%
Tecnologia Bancária S.A.	Brazil	28.05%

1) The institutions operate in their respective countries of origin.
2) Considers only direct participation.

Material entities

The companies considered relevant and not consolidated in the Prudential Conglomerate are presented below, with information about total assets, stockholders' equity, country and activity:

R$ million			12/31/2022		09/30/2022	
Institutions	Country	Activity	Total Assets	Equity	Total Assets	Equity
Cia. Itaú de Capitalização	Brazil	Premium bonds	4,184	578	4,016	526
Itaú Consultoria de Valores Mobiliários e Participações S.A.	Brazil	Financial institution holding company	1,149	1,064	1,140	1,058
Itaú Corretora de Seguros S.A.	Brazil	Insurance, pension plans and health brokers	1,882	658	1,799	677
Itaú Seguros S.A.	Brazil	Insurance	7,530	1,626	7,251	1,567
Itaú Vida e Previdência S.A.	Brazil	Pension plan	234,434	3,738	228,214	3,789
Itauseg Participações S.A.	Brazil	Non financial institution holding company	8,918	8,718	8,277	8,208
ITB Holding Brasil Participações Ltda.	Brazil	Financial institution holding company	36,109	35,372	35,832	34,706
Provar Negócios de Varejo Ltda.	Brazil	Other auxiliary activities for financial services	2,097	2,017	2,050	1,981

Composition of Capital

CCA: Main features of regulatory capital instruments

The authorized regulatory capital instruments may be extinguished according to the criteria established in Resolution nº 4,955, such as non-compliance with the minimum regulatory ratios, decree of temporary special administration regime or intervention, application of public resources or upon the Central Bank of Brazil determination. Should any criteria for the extinction of subordinated instruments be triggered, the area responsible for Itaú Unibanco's Capital management will activate the areas involved to execute the following action plan:

- Treasury and products, through the payment agent of the subordinated instruments or straight through the central depository, will notify its holders and take actions to ensure that Itaú Unibanco's trading desks cease to trade such instruments;

- The operational and accounting areas will carry out the necessary procedures for the proper treatment of the extinction; and

- The Investor Relations area will communicate to the market of the extinction of the subordinated instruments.

The table CCA - Main features of regulatory capital instruments, is available at www.itau.com.br/investor-relations, section “Results and Reports”, “Regulatory Reports”, “Pillar 3”.

CC1 - Composition of regulatory capital

			12/31/2022
		Value (R$ Thousand)	Balance Sheet Reference
Common Equity Tier I: instruments and reserves			
1	Instruments Eligible for the Common Equity Tier I	90,729,000	(k)
2	Revenue reserves	75,894,127	(l)
3	Other revenue and other reserve	(5,543,796)	(m)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1 capital)	6,441,240	(j)
6	**Common Equity Tier I before regulatory adjustments**	**167,520,571**	
Common Equity Tier I: prudential adjustments			
7	Prudential adjustments related to the pricing of financial instruments	232,756	
8	Goodwill (net of related tax liability)	2,463,921	(e)
9	Intangible assets	15,295,407	(h) / (i)
10	Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating from this contribution related to determination periods ended until December 31, 1998	1,626,035	(b)
11	Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books.	39,653	
15	Actuarial assets related to defined benefit pension funds	10,641	(d)
16	Shares or other instruments issued by the bank authorized to compose the Core Capital, acquired directly, indirectly or synthetically	71,149	(n)
17	Reciprocal cross-holdings in common equity	-	
18	Total value of adjustments related to net non-significant investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	-	
19	Total value of adjustments related to net significant investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities, that exceeds 10% of the amount of the Common Equity Tier I, disregarding specific adjustments	-	
21	Total value of adjustments related to tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Common Equity Tier I, disregarding specific deductions	-	
22	Amount that exceeds 15% of the Common Equity Tier I	-	
23	Of which: arising from net investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	-	
25	Of which: arising from tax credits resulting from temporary differences that depend on the generation of income or future taxable income for their realization	-	
26	National specific regulatory adjustments	-	
26.a	Deferred permanent assets	-	(g)
26.b	Investment in dependence, financial institution abroad or non-financial entity that is part of the conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data and documents	-	
26.d	Increase of unauthorized capital	-	
26.e	Excess of the amount adjusted of Common Equity Tier I	-	
26.f	Deposit to cover capital deficiency	-	
26.g	Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect	-	(i)
26.h	Excess of resources invested on permanent assets	-	
26.i	Total capital detached	-	
26.j	Other residual differences concerning the Common Equity Tier I calculation methodology for regulatory purposes	-	
27	Other residual differences related to the calculation of the Common Equity Tier I for regulatory purposes	-	
28	**Total regulatory deductions from the Common Equity Tier I**	**19,739,562**	
29	**Common Equity Tier I**	**147,781,009**	
Additional Tier I Capital: instruments			
30	Instruments eligible for the Additional Tier I Capital	18,335,806	
31	Of which: classified as equity under applicable accounting standards	-	
32	Of which: classified as liabilities under applicable accounting standards	18,335,806	
33	Instruments authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect	-	
34	Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group additional Tier 1 capital)	751,644	
35	Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	
36	Additional Tier I Capital before regulatory adjustments	19,087,450	

Additional Tier I Capital: regulatory adjustments			
37	Shares or other instruments issued by the bank authorized to compose the Additional Tier I Capital, acquired directly, indirectly or synthetically	-	
38	Reciprocal cross-holdings in additional Tier 1 instruments	-	
39	Total value of adjustments related to net non-significant investments in the Additional Tier I Capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
40	Total value of adjustments related to net significant investments in the Additional Tier I Capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
41	National specific regulatory adjustments	-	
41.b	Non-controlling interest in Additional Tier I Capital	-	
41.c	Other residual differences concerning the Additional Tier I Capital calculation methodology for regulatory purposes	-	
42	Regulatory adjustments applied to the Additional Tier I Capital due to the insufficient Tier II Capital to cover deductions	-	
43	**Total regulatory deductions from the Additional Tier I Capital**	**-**	
44	**Additional Tier I Capital (AT1)**	**19,087,450**	
45	**Tier I**	**166,868,459**	
Tier II: instruments			
46	Instruments eligible for Tier II	18,430,994	
47	Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect	-	
48	Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	115,250	
49	Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	
51	**Tier II before regulatory adjustments**	**18,546,244**	
Tier II: regulatory adjustments			
52	Shares or other instruments issued by the bank authorized to compose Tier II, acquired directly, indirectly or synthetically	-	
53	Reciprocal cross-holdings in Tier 2 instruments	-	
54	Total value of adjustments related to net non-significant investments in the Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
55	Total value of adjustments related to net significant investments in the Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
56	National specific regulatory adjustments	-	
56.b	Non-controlling interest in Tier II	-	
56.c	Other residual differences concerning Tier II calculation methodology for regulatory purposes	-	
57	**Total regulatory deductions from Tier II Capital**	**-**	
58	**Tier II**	**18,546,244**	
59	**Referential Equity (Tier I + Tier II)**	**185,414,703**	
60	**Total risk-weighted assets**	**1,238,582,089**	
BIS Ratios and Additional Capital Buffers			
61	**Common Equity Tier I Ratio**	**11.9%**	
62	**Tier I Ratio**	**13.5%**	
63	**BIS Ratio**	**15.0%**	
64	**Additional Capital Buffers (% of RWA)**	**3.5%**	
65	Of which: capital conservation buffer requirement	2.5%	
66	Of which: bank-specific countercyclical buffer requirement	-	
67	Of which: capital buffer for institutions that are systemically important at global level (G-SIB)	1.0%	
68	Common Equity Tier 1 capital available after meeting the bank's minimum capital requirements (% of RWA)	3.4%	
Amounts below the limit for deduction (non-weighted by risk)			
72	Total value, subject to risk weighting, of non-significant investments in the Common Equity Tier I of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities, as well as non-significant investments in the Additional Tier I, Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	8,614,515	
73	Total value, subject to risk weighting, of significant investments in the Common Equity Tier I of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	10,987,305	(f) / (a)
75	Tax credits arising from temporary differences, not deducted from the Common Equity Tier I	5,301,861	(c)
Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022)			
82	Instruments that are authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect	-	
83	Amount excluded from the Additional Tier I Capital due to the line 82 limit	-	
84	Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect	-	
85	Amount excluded from Tier II due to the line 84 limit	-	

CC2: Reconciliation of regulatory capital to balance sheet

R$ million, at the end of the period — 12/31/2022

	Balance Sheet as in published financial statements	Under regulatory scope of consolidation	Reference [2]
Consolidated Balance Sheet [1]			
Assets			
Current assets and Long-term receivables	2,431,957	2,171,449	
Cash	35,381	35,243	
Interbank investments	279,609	275,209	
Securities and derivative financial instruments	834,553	596,168	
Interbank accounts	184,125	184,125	
Interbranch accounts	49	49	
Loan, lease and other credit operations	853,063	844,407	
Other receivables	240,873	232,352	
Deferred tax assets	60,464	58,070	(b) / (c)
Sundry	180,409	174,282	(b) / (d)
Other assets	4,304	3,896	
Permanent assets	38,001	55,048	
Investments	13,216	30,852	(a) / (e) / (f)
Real estate	7,063	6,554	
Real estate by lease	-	252	
Goodwill and Intangible assets	17,722	17,390	(e) / (h) / (i)
Total assets	**2,469,958**	**2,226,497**	
Liabilities			
Current and Long-term Liabilities	2,300,223	2,055,833	
Deposits	871,438	881,893	
Deposits received under securities repurchase agreements	320,517	320,525	
Funds from acceptances and issuance of securities	256,495	256,495	
Interbank accounts	82,482	82,482	
Interbranch accounts	11,685	11,687	
Borrowings and onlending	115,441	115,441	
Derivative financial instruments	78,512	78,513	
Technical provision for insurance, pension plan and capitalization	238,070	-	
Provisions	16,580	16,347	
Allowance for financial guarantees provided and loan commitments	3,465	3,465	
Other liabilities	305,538	288,985	
Deferred tax liabilities	5,199	4,791	(b) / (c)
Sundry	300,339	284,194	(d)
Non-controlling interest in subsidiaries	8,810	9,656	(j)
Stockholders' equity	**160,925**	**161,008**	
Capital	90,729	90,729	(k)
Other Revenues and Other Reserves	(6,333)	(5,544)	(m)
Revenue reserves	76,600	75,894	(l)
(Treasury shares)	(71)	(71)	(n)
Total liabilities and stockholders' equity	**2,469,958**	**2,226,497**	

1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudencial Conglomerate and also by the eliminations of transactions with related parties.
2) Prudential information that is presented in the Template CC1 of this document.

Macroprudential Indicators

CCyB1: Geographical distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer

The following table details the geographic distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer, according to Circular 3,769 of 29 October 2015:

R$ million | 12/31/2022

Geographical breakdown	Countercyclical capital buffer rate	Exposure values and/or risk-weighted assets (RWA) used in the computation of the countercyclical capital buffer		Bank-specific countercyclical capital buffer rate	Countercyclical capital buffer amount [3]
		Amount of credit risk exposure to the non-banking private sector	RWACPrNB		
Brazil	-	1,778,507	774,062		-
United Kingdom	1.00%	4,457	1,889		-
Luxembourg	0.50%	2,240	1,398		-
Sweden	1.00%	537	457		-
Norway	1.50%	334	194		-
Hong Kong	1.00%	9	9		-
Sum [1]		1,786,084	778,009		
Total [2]		**2,128,892**	**1,000,309**	**-**	**-**

1) Sum of RWACPrNBi portions related to credit risk exposures to the non-banking private sector in Brazil and jurisdictions with a percentage of the countercyclical buffer with values greater than zero.
2) Total of RWA for non-bank private credit risk exposures to all jurisdictions in which the bank has exposure, including jurisdictions with no countercyclical buffer percentage applied or with a countercyclical percentage equal to zero.
3) Calculated according to Circular 3.769, employing the discretionary exclusion of jurisdiction.

GSIB1: Disclosure of G-SIB indicators

The GSIB1 table, disclosure of global systemically important bank (G-SIB) indicators, is available on the website www.itau.com.br/investor-relations, section "Reports", "Pillar 3 and Global Systemically Important Banks", within the period stipulated by BCB Resolution 54/20.

Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

The following information is based on the methodology and standard format introduced by BACEN Circular 3,748.

LR1: Summary comparison of accounting assets vs leverage ratio exposure measure (RA)

R$ million	12/31/2022	09/30/2022
Total consolidated assets as published financial statements	2,469,958	2,422,978
Adjustment from differences of consolidation	(243,461)	(238,250)
Total assets of the individual balance sheet or of the regulatory consolidation, in the case of Leverage Ratio on a consolidated basis	2,226,497	2,184,728
Adjustments for derivative financial instruments	60,397	42,288
Adjustment for securities financing transactions (ie repos and similar secured lending)	16,731	18,913
Adjustment for off-balance sheet items (ie conversion to credit equivalent amounts of off-balance sheet exposures)	160,397	153,082
Other adjustments	(141,579)	(155,036)
Total Exposure	**2,322,443**	**2,243,975**

LR2: Leverage ratio common disclosure

R$ million	12/31/2022	09/30/2022
Items shown in the Balance Sheet		
Balance sheet items except derivative financial instruments, securities received on loan and resales for settlement under repurchase transactions	1,808,236	1,707,998
Adjustments for equity items deducted in the calculation of Tier I	(23,927)	(25,387)
Total exposure shown in the Balance Sheet	**1,784,309**	**1,682,611**
Transactions using Derivative Financial Instruments		
Replacement value for derivatives transactions	56,242	55,435
Potential future gains from derivatives transactions	42,498	31,044
Adjustment for collateral in derivatives transactions	-	-
Adjustment related to the deduction of the exposure because of the qualified central counterparty (QCCP) in derivative transactions on behalf of clients in which there is no contractual obligation to reimburse due to bankruptcy or default of the entities responsible for the settlement and compensation of transactions	(8,559)	(8,520)
Reference value for credit derivatives	34,157	25,596
Adjustment of reference value calculated for credit derivatives	(10,572)	(8,408)
Total exposure for derivative financial instruments	**113,766**	**95,147**
Repurchase Transactions and Securities Lending (TVM)		
Investments in repurchase transactions and securities lending	215,746	267,499
Adjustment for repurchases for settlement and creditors of securities lending	-	-
Amount of counterparty credit risk	16,731	18,913
Amount of counterparty credit risk in transactions as intermediary	31,494	26,723
Total exposure for repurchase transactions and securities lending	**263,971**	**313,135**
Off-balance sheet items		
Reference value of off-balance sheet transactions	498,918	489,763
Adjustment for application of FCC specific to off-balance sheet transactions	(338,521)	(336,681)
Total off-balance sheet exposure	**160,397**	**153,082**
Capital and Total Exposure		
Tier I	**166,868**	**161,872**
Total Exposure	**2,322,443**	**2,243,975**
Leverage Ratio		
Basel III Leverage Ratio	**7.2%**	**7.2%**

Liquidity Ratios

LIQA: Liquidity Risk Management Information

Framework and Treatment

Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring in significant losses.

In line with the fundraising strategy, Itaú Unibanco has diversified and stable sources of funding available, monitored through concentration and maturity indicators, in order to mitigate liquidity risks, in accordance with the institution's risk appetite.

The governance of the liquidity risk management is based on advisory boards, subordinated to the Board of Directors or the executive structure of Itaú Unibanco. Such boards establish the institution's risk appetites, define the limits related to the liquidity control and monitor the liquidity indicators.

The control of the liquidity risk is carried out by an area that is independent of the business areas, responsible for defining the composition of the reserve, estimating the cash flow and the exposure to liquidity risk in different time horizons and monitoring short and long term liquidity indicators (LCR and NSFR respectively). In addition, it proposes minimum limits to absorb losses in stress scenarios for each country where Itaú Unibanco operates and reports any non-compliance to the competent authorities. All activities are subject to verification by the independent validation, internal controls and audit departments.

Additionally, and pursuant to the requirements of Resolution 4,557, BACEN Circular 3,749 and Circular 3,869, the Liquidity Risk Statement (DRL - LCR) and the Long Term Liquidity Statement (DLP - NSFR) are monthly sent to BACEN. Finally, the following items are periodically prepared and submitted to senior management for monitoring and decision support:

- Stress of liquidity indicators based on macroeconomic scenarios, simulation of reverse stress based on risk appetite, and projection of the main liquidity indicators to support decisions;
- Contingency and recovery plans for crisis situations, with actions that provide for a gradation according to the level of criticality determined by the easiness of implementation, taking into account the characteristics of the local market in which it operates, seeking a rapid restoration of liquidity indicators;
- Reports and graphs that describe risk positions;
- Concentration indicators of funding providers and time.

The document that details the liquidity risk control institutional policy is on the Investor Relations website https://www.itau.com.br/investor-relations,section "Itaú Unibanco", under "Corporate Governance", "Rules and Policies, Reports".

LIQ1: Liquidity Coverage Ratio (LCR)

	12/31/2022 (1)		09/30/2022 (1)	
	Total unweighted value (In thousand R$) (2)	Total weighted value (In thousand R$) (3)	Total unweighted value (In thousand R$) (2)	Total weighted value (In thousand R$) (3)
High Quality Liquidity Assets (HQLA)				
Total High Quality Liquid Assets (HQLA)		325,269,251		313,037,254
Cash Outflows (4)				
Retail deposits and deposits from small business customers, of which:	509,482,415	49,824,089	489,698,029	47,271,948
Stable deposits	249,430,248	12,471,512	242,763,552	12,138,178
Less stable deposits	260,052,167	37,352,577	246,934,477	35,133,770
Unsecured wholesale funding, of which:	318,663,857	139,414,357	322,818,033	141,750,952
Operational deposits (all counterparties) and deposits in networks of cooperative banks	7,822,420	1,628,427	9,825,336	2,466,335
Non-operational deposits (all counterparties)	308,561,209	135,505,702	308,844,642	135,136,563
Unsecured debt	2,280,228	2,280,228	4,148,054	4,148,054
Secured wholesale funding		20,556,572		19,990,521
Additional requirements, of which:	182,523,328	25,741,606	198,944,898	28,067,851
Outflows related to derivative exposures and other collateral requirements	25,709,429	14,402,668	28,929,659	15,114,720
Outflows related to loss of funding on debt products	534,813	534,813	554,302	554,302
Credit and liquidity facilities	156,279,086	10,804,125	169,460,938	12,398,829
Other contractual funding obligations	100,671,831	100,671,831	89,585,977	89,585,977
Other contingent funding obligations	273,829,256	25,693,781	262,129,204	25,692,411
Total Cash Outflows		361,902,238		352,359,660
Cash Inflows (4)				
Secured lending (eg reverse repos)	205,009,253	2,559,426	196,079,949	3,614,068
Inflows from fully performing exposures	44,224,639	26,716,670	42,102,214	25,620,947
Other cash inflows	152,480,767	134,828,222	142,408,061	125,210,206
Total Cash Inflows	401,714,659	164,104,318	380,590,224	154,445,221
		Total Adjusted Value (5)		Total Adjusted Value (5)
Total HQLA		325,269,251		313,037,254
Total net cash outflows		197,797,920		197,914,439
Liquidity Coverage Ratio (%)		164.4%		158.2%

1) Corresponds to 62 daily average observations at 4Q22 and 65 daily at 3Q22
2) Total balance off the cash inflows or outflows
3) After application of weighting factors
4) Potential cash outflows (Outflows e) and inflows (inflows e)
5) Amount calculated after applying weighting factors and limits set by BACEN Circular 3,749

Itaú Unibanco has High Quality Liquidity Assets (HQLA) that amounted to R$ 325.2 billion on average for the quarter, mainly composed of Sovereign Securities, Central Bank Reserves and Cash. Net Cash Outflows amounted to R$ 197.8 billion on average for the quarter, which are mostly comprised of Retail Funding, Wholesale, Additional Requirements, Contractual and Contingent Obligations, offset by Cash inflows from loans and other Cash inflows.

The table shows that the average LCR in the quarter is 164.4%, above the limit of 100% and therefore the institution has high quality liquidity resources comfortably available to support the losses in the standardized stress scenario for the LCR.

LIQ2: Net Stable Funding Ratio (NSFR)

12/31/2022	Value per residual effective maturity term (R$ thousand)				Weighted Value (In thousand R$)[2]
	No Maturity[1]	Lower than six months[1]	Greater than or equal to six months, and lower than 1 year[1]	Greater than or equal to 1 year[1]	
Available Stable Funding (ASF)[3]					
Capital	-	-	-	**206,946,436**	**206,946,436**
Reference Equity, gross of regulatory deductions	-	-	-	170,179,637	170,179,637
Other capital instruments not included in line 2	-	-	-	36,766,800	36,766,800
Retail Funding:	**201,474,083**	**340,984,339**	**1,845,316**	**1,546,962**	**504,318,005**
Stable Funding	117,326,942	140,610,538	16,109	19,644	245,075,553
Less Stable Funding	84,147,141	200,373,801	1,829,207	1,527,318	259,242,452
Wholesale Funding:	**54,009,418**	**693,593,275**	**46,908,509**	**186,752,351**	**384,463,339**
Operational deposits and deposits of member cooperatives	3,910,294	-	-	-	1,955,147
Other Wholesale Funding	50,099,124	693,593,275	46,908,509	186,752,351	382,508,192
Opertions in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent	-	**127,316,932**	**9,021,360**	**660,053**	-
Other liabilities, in which:	**89,885,234**	**164,024,545**	**3,594,902**	**54,225,264**	**56,022,714**
Derivatives whose replacement values are lower than zero		**38,977,948**	-	-	
Other liability or equity elements not included above	89,885,234	125,046,597	3,594,902	54,225,264	56,022,714
Total Available Stable Funding (ASF)					**1,151,750,494**
Required Stable Funding (RSF)[3]					
Total NSFR high quality liquid assets (HQLA)					**17,826,605**
Operational deposits held at other financial institutions	-	-	-	-	-
Performing loans and securities (financial institutions, corporates and central banks)	**2,622,369**	**490,968,873**	**133,355,655**	**556,935,138**	**678,593,747**
Performing loans to financial institutions secured by Level 1 HQLA	96,102	17,748,354	-	50,248	1,834,694
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	2,272,849	34,412,201	8,771,120	28,539,986	38,484,980
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks, of which:	253,418	403,634,857	89,474,674	243,954,189	371,240,177
With a risk weight of less than or equal to 35%, approach for credit risk, according to Circular 3,644	-	-	-	4,699,636	3,054,763
Performing residential mortgages, of which:	-	9,233,922	8,546,203	133,646,808	117,019,751
Which are in accordance to Circular 3,644, 2013, art. 22	-	-	-	87,568,845	76,505,478
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	-	25,939,339	26,563,657	144,743,908	150,014,145
Operations in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent	-	**130,870,522**	**11,436,530**	**773,919**	-
Other assets, in which:	-	**196,163,717**	**11,679,831**	**107,030,587**	**213,439,974**
Transactions with gold and commodities, including those with expected physical settlement	-				-
Assets posted as initial margin for derivatives contracts and participation in mutual guarantee funds of clearinghouses or providers of clearing and settlement services which acts as central counterparty		-	-	18,618,632	15,825,837
Derivatives whose replacement values are higher than or equal to zero		30,846,423	-	6,140,674	473,274
Derivatives whose replacement values are less than zero, gross of the deduction of any collateral provided as a result of deposit of variation margin		-	-	1,882,408	1,882,408
All other assets not included in the above categories	82,189,996	165,317,294	11,679,831	80,388,873	195,257,554
Off-balance sheet transactions	**603,534,138**	7,749,933	-	-	**12,535,476**
Total Required Stable Funding (RSF)					**922,394,902**
NSFR (%)					**124.9%**

1) Corresponds to the total amount of Available Stable Funding (ASF) or Required Stable funding (RSF).
2) Corresponds to the amount after application of weighting factors.
3) Corresponds to the Available Stable Funding (ASF) or Required Stable Funding (RSF).

R$ thousand	**Total Adjusted Value[1]**	
	12/31/2022	**09/30/2022**
Total Available Stable Funding (ASF)	1,151,750,494	1,104,940,924
Total Required Stable Funding (RSF)	922,394,902	901,048,220
NSFR (%)	**124.9%**	**122.6%**

1) Corresponds to the amount calculated after application of the weighting factors and limits set forth in BACEN Circular 3,869.

Itaú Unibanco has an Available Stable Funding (ASF) amounted to R$ 1,151.8 billion in the 4 quarter, mainly composed of Capital, Retail Funding and Wholesale. In addition, the Required Stable Funding (RSF) amounted to R$ 922.4 billion in the 4 quarter, which is mostly composed of loans and financing granted to wholesale, retail, central economies and central bank operations.

The table shows that the NSFR at the end of the quarter is 124.9%, above the limit of 100%, and therefore the institution has Available Stable Funding to support the Required Stable Funding comfortably in the long-term, according to the metric.

Credit Risk

CRA: Qualitative information on credit risk management

Itaú Unibanco defines credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower's, issuer's or counterparty's credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs.

The management of credit risk is intended to preserve the quality of the loan portfolio at levels compatible with the institution's risk appetite for each market segment in which Itaú Unibanco operates. The governance of credit risk is managed through corporate bodies, which report to the Board of Directors or to the Itaú Unibanco executive structure. Such corporate bodies act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional and supplementary policies on credit risk management, are also function of this structure. Itaú Unibanco manages the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase, with the periodic monitoring of troubled assets, which are defined as:

- Overdue Transactions for more than 90 days;
- Restructured Operations;
- Counterparties that present inability to pay, whether by legal measures, judicial reorganization, bankruptcy, loss, among others;
- Significant deterioration in credit quality, which can be identified by deterioration in internal rating metrics, guarantees honored, among others.

Additionally, if it is identified that a CNPJ may contaminate the counterparties, they may be marked as Troubled Assets.
The monitoring contains information on significant exposures, including recovery history and prospects, as well as restructuring information. These analyzes are generated monthly for executives and quarterly for the Board of Directors through the Risk and Capital Management Committee (CGRC).

There is a credit risk management and control structure, centralized and independent of the business units which defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control the credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. Such structure is subjected to internal and external auditing processes. The credit's portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country. The key assignments of the business units are (i) monitoring of the portfolios under their responsibility, (ii) granting of credit, taking into account current approval levels, market conditions, the macroeconomic prospects and changes in markets and products, and (iii) credit risk management aimed at making the business sustainable.

Itaú Unibanco's credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates and allocated economic capital, among others; and also take into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others.

With respect to individuals, small and medium companies, retail public, the credit ratings are assigned based on statistical application (in the early stages of relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models.

For wholesale public, the classification is based on information such as the counterparty's economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective

situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

Itaú Unibanco also strictly controls credit exposure to clients and counterparties, acting to reverse occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require additional collateral.

To measure credit risk, Itaú Unibanco takes into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits.

The models used by Itaú Unibanco are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate.

Itaú Unibanco also has a specific structure and processes aimed at ensuring that other aspects of credit risk, such as country risk, are managed and controlled, described in the item "Other Risks".

In compliance with CMN Resolution 4,557, the document "Public Access Report - Credit Risk," which describes the guidelines established in the institutional ruling on credit risk control, can be viewed on the website www.itau.com.br/investor-relations, section "Itaú Unibanco", under "Corporate Governance", "Rules and Policies", "Reports".

CR1: Credit Quality of Asset

R$ million	Gross carrying values of			12/31/2022
	Defaulted exposures (a) [1]	Non- defaulted exposures (b)	Allowances, Unearned Revenues and ECL accounting provision (c)	Net values (a+b-c)
Loans	64,763	968,584	160,350	872,998
Debt Securities	5,237	497,926	5,570	497,593
in which: Sovereigns	-	261,550	1,182	260,368
in which: Other Debts	5,237	236,376	4,388	237,225
Off - balance sheet exposures	-	497,878	787	497,090
Total	**70,000**	**1,964,388**	**166,707**	**1,867,681**

1) Pursuant to Resolution 54, as of 01/01/2022, defaulted exposures operations correspond to those characterized as problematic assets, a concept defined in Resolution 4,557.

CR2: Changes in Stock of defaulted loans and debts securities

R$ million	Total
Defaulted loans and debt securities at end of the previous reporting period (09/30/2022) [1]	68,541
Loans and debt securities that have defaulted since the last reporting period	9,340
Amount returned to non-defaulted status	(3,094)
Amount written off	(9,287)
Other changes	4,500
Defaulted loans and debt securities at end of the reporting period (12/31/2022) [1]	**70,000**

1) Pursuant to Resolution 54, as of 01/01/2022, defaulted exposures operations correspond to those characterized as problematic assets, a concept defined in Resolution 4,557.

CRB: Additional disclosure related to the credit quality of assets

The tables below contain additional disclosure related to the credit quality exposures reported in the table CR1. Where is informed breakdown of exposures by geographical area, industry and defaulted exposures. In addition, the total exposures by residual maturity by delay range, the total of restructured exposures and the percentage of the ten and one hundred largest exposures are reported.

Exposure by industry

Total Exposure

R$ million	Portfolio	12/31/2022
	Total Exposure (Net values)	Total Exposure (Gross values)
Companies	**1,115,143**	**1,157,566**
Public sector	**348,824**	**350,460**
Energy	1,259	1,259
Petrochemical and Chemical	2,182	2,191
Sundry	345,383	347,010
Private sector	**766,319**	**807,106**
Sugar and Alcohol	10,323	10,706
Agribusiness and Fertilizers	36,086	37,089
Food and Beverage	32,396	34,174
Banks and Other Financial Institutions	73,574	74,260
Capital Assets	12,442	12,942
Pulp and Paper	5,983	6,081
Electronic and IT	16,721	17,592
Packaging	5,704	5,867
Energy and Sewage	52,259	53,705
Education	7,285	7,744
Pharmaceuticals and Cosmetics	22,341	23,164
Real Estate Agents	58,904	61,631
Entertainment and Tourism	13,919	16,077
Wood and Furniture	9,045	9,862
Construction Material	12,655	13,877
Steel and Metallurgy	15,369	16,054
Media	1,710	1,745
Mining	9,462	9,717
Infrastructure Work	15,425	16,817
Oil and Gas	19,903	20,742
Petrochemical and Chemical	17,617	18,194
Health Care	12,232	12,922
Insurance and Reinsurance and Pension Plans	280	293
Telecommunications	15,362	15,870
Clothing and Footwear	8,668	9,323
Trading	3,442	3,635
Transportation	40,519	44,348
Domestic Appliances	4,880	5,047
Vehicles and Autoparts	30,448	31,793
Third Sector	3,917	4,133
Publishing and Printing	3,999	4,365
Commerce - Sundry	49,407	55,722
Industry - Sundry	16,429	16,613
Sundry Services	67,773	71,979
Sundry	59,840	63,003
Individuals	752,538	876,822
Total	**1,867,681**	**2,034,388**

Total defaulted loans and debt securities

R$ million	Portfolio	12/31/2022
	Defaulted Exposures [1]	Expected Credit Loss
Companies	**22,331**	**4,960**
Public sector	**17**	**8**
Energy	-	-
Petrochemical and Chemical	-	-
Sundry	17	8
Private sector	**22,314**	**4,952**
Sugar and Alcohol	353	189
Agribusiness and Fertilizers	321	156
Food and Beverage	1,069	446
Banks and Other Financial Institutions	70	37
Capital Assets	203	59
Pulp and Paper	38	13
Electronic and IT	598	227
Packaging	264	(37)
Energy and Sewage	150	80
Education	292	83
Pharmaceuticals and Cosmetics	537	204
Real Estate Agents	1,027	588
Entertainment and Tourism	1,290	394
Wood and Furniture	510	200
Construction Material	367	142
Steel and Metallurgy	472	201
Media	33	9
Mining	52	11
Infrastructure Work	1,208	115
Oil and Gas	309	125
Petrochemical and Chemical	236	64
Health Care	210	65
Insurance and Reinsurance and Pension Plans	-	-
Telecommunications	113	56
Clothing and Footwear	399	141
Trading	116	55
Transportation	978	425
Domestic Appliances	105	29
Vehicles and Autoparts	869	256
Third Sector	7	3
Publishing and Printing	232	86
Commerce - Sundry	2,599	1,041
Industry - Sundry	88	31
Sundry Services	2,352	785
Sundry	4,847	(1,327)
Individuals	47,669	20,733
Total	**70,000**	**25,693**

1) Pursuant to Resolution 54, as of 01/01/2022, defaulted exposures operations correspond to those characterized as problematic assets, a concept defined in Resolution 4,557.

Exposure by remaining maturity

R$ million				12/31/2022
Remaining maturities of transactions (Net values) [1]				
up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total
480,932	107,187	490,243	380,623	**1,458,985**

R$ million				12/31/2022
Remaining maturities of transactions (Gross values) [1]				
up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total
518,538	111,054	555,765	438,521	**1,623,878**

1) Do not consider the amount of credits to be released.

Overdue exposures

R$ million	12/31/2022
	Gross portfolio
	Overdue amounts [1]
Less than 30 days	8,862
31 to 90 days	16,570
91 to 180 days	19,220
181 to 365 days	20,058
above 365 days	1,649
Total	**66,359**

1) According to Resolution 54, the table follows the same scope as table CR1.

Exposure by geographical area in Brazil and by country

Total Exposure

R$ million	Portfolio	12/31/2022
	Total Exposure (Net values)	Total Exposure (Gross values)
Southeast	866,896	955,124
South	144,407	162,731
North	25,475	32,903
Northeast	112,834	137,022
Midwest	63,751	74,610
National territory [1]	260,368	261,514
Brazil	**1,473,731**	**1,623,904**
Argentina	8,095	8,357
Chile	201,031	206,573
Colombia	34,181	43,346
United States	26,592	26,757
Paraguay	17,642	17,884
United Kingdom	21,133	21,486
Swiss	7,402	7,413
Uruguay	32,631	33,063
Other	45,243	45,605
Foreign	**393,950**	**410,484**
Total	**1,867,681**	**2,034,388**

Total defaulted loans and debt securities

R$ million	Portfolio	12/31/2022
	Defaulted Exposures [2]	Expected Credit Loss
Southeast	44,476	13,415
South	7,246	2,937
North	2,070	943
Northeast	9,111	4,770
Midwest	4,338	1,872
National territory [1]	-	-
Brazil	**67,241**	**23,937**
Argentina	2,000	1,209
Chile	397	255
Colombia	1	-
United States	161	133
Paraguay	1	-
United Kingdom	1	-
Swiss	196	159
Uruguay	1	-
Other	1	-
Foreign	**2,759**	**1,756**
Total	**70,000**	**25,693**

1) Considers only Brazilian goverment bonds.
2) Pursuant to Resolution 54, as of 01/01/2022, defaulted exposures operations correspond to those characterized as problematic assets, a concept defined in Resolution 4,557.

Largest debtors exposures

R$ million		12/31/2022
Loans, Debt Securities and Off-balance sheet exposures (CR1) [1]	**Exposure**	**% of portfolio**
10 largest debtors	342,933	18.0%
100 largest debtors	505,286	26.0%

1) According to Resolution 54, the table follows the same scope as table CR1, in which the exposure value considers sovereign debt securities.

Restructured exposures

R$ million		12/31/2022
	Overdue [1]	**Others**
Restructured Exposures [2]	26,149	84

1) Pursuant to Resolution 54, as of 01/01/2022, defaulted exposures operations correspond to those characterized as problematic assets, a concept defined in Resolution 4,557.
2) BCB Resolution No. 4,557 in its article 24, paragraph 1, item III, defines that every restructured operation will be characterized as a problematic asset.

CRC: Qualitative disclosure related to Credit Risk Mitigation techniques

Itaú Unibanco uses guarantees to increase its recovery capacity in operations subject to credit risk. The guarantees used can be financial, credit derivatives, fiduciary, real, legal structures with mitigation power and offsetting agreements. For these guarantees to be considered as credit risk mitigating instruments, it is necessary that they comply with the requirements and determinations of the that regulate them, whether internal or external, and that they are legally enforceable (effective), enforceable and regularly evaluated.

The information regarding the possible concentration associated with the mitigation of credit risk considers these different mitigating instruments, segregating by type and by provider. For reasons of confidentiality, the institution determines the non-disclosure of information beyond the classification of the type of guarantor, but ensuring adherence to the general requirements.

- **Fiduciary Guarantees and credit derivatives:** a third party assumes the responsibility for fulfilling the obligation contracted by the debtor, which falls on the general equity of that third party. Avals, sureties and CDS are examples of these guarantees.

Fiduciary guarantees are segregated into the following providers: Legal Entities; Multilateral Development Entities (EMD); Financial Institutions, Sovereigns, National Treasury or Central Bank.

Itaú Unibanco also uses credit derivatives to mitigate the credit risk of its securities portfolios. These instruments are priced based on models that use the fair price of market variables, such as credit spreads, recovery rates, correlations and interest rates. They are also segregated into: Legal Entities; Multilateral Development Entities (EMD); Financial Institutions and Sovereigns.

- **Real and Financial Guarantees**: the borrower itself or a third party detaches one or more financial assets and/or one or more goods and/or one or more receivables, in such a way as to guarantee repayment to the creditor in the event of default. These guarantees are segregated by type: financial collateral, bilateral contracts, and assets.

- **Clearing and Settlement of Obligations Agreement and legal structures with mitigating power**: the clearing agreement aims to reduce the risk of credit exposure of one party to the other, resulting from transactions entered into between them, so that, in case of maturity, after offsetting, the net amount owed by the debtor to the creditor is identified. It is commonly used in derivative transactions, but it can also cover other types of financial transactions.

In legal structures with mitigation power and compensation agreements, mitigation is based on methodologies established and approved by the business units responsible for credit risk management and by the centralized credit risk control area.

Such methodologies consider factors related to the legal enforceability of the guarantees, the costs necessary for such and the expected value in the execution, taking into account the volatility and liquidity of the market.

To control the mitigating instruments, there is periodic monitoring that monitors the level of compliance with the use of each instrument when compared to internal measurement policies, even including corrective action plans when there is noncompliance, analyzing concentration, types, providers, formalization. The parameters used are: HE (Haircut of execution) which evaluates the probability of success in executing the guarantee, HV (Volatility Haircut) represents the liquidity of the collateral being offered, and LMM (Maximum Mitigation Limit) which is the mitigation ceiling for real guarantees.

CR3: Credit Risk mitigation techniques - overview[1]

R$ million					12/31/2022
	Unsecured Exposures	Secured Exposures	Exposures secured by collateral	Exposures secured by financial guarantees	Exposures secured by credit derivatives
Loans	799,367	80,983	6,979	74,004	-
Debt securities	478,932	769	769	-	-
in which: Sovereigns	139,477	3,121	1,030	2,091	-
in which: Other Debts	411,373	5,900	5,900	-	-
Total	1,829,149	90,773	14,678	76,095	-
Of which defaulted [2]	25,217	626	129	497	-

1) The mitigating instruments contemplated in this table are those foreseen in BACEN Circular 3,809.
2) Pursuant to Resolution 54, as of 01/01/2022, defaulted exposures operations correspond to those characterized as problematic assets, a concept defined in Resolution 4,557.

Concentrated increase in debt securities observed mainly in the line of central governments and their central banks.

CR4: Standardized Approach – Credit Risk exposure and credit risk mitigation effects

R$ million						12/31/2022
	Exposures before CCF and CRM		Exposures post-CCF and CRM		RWA and RWA density	
Asset classes	**On- balance sheet amount (a)**	**Off- balance sheet amount (b)**	**On- balance sheet amount (c)**	**Off- balance sheet amount (d)**	**RWA (e)**	**Off- balance sheet amount [e/(c+d)]**
Sovereigns and their central banks	553,990	-	553,990	-	20,666	4%
Non-central government public sector entities	2,789	1,147	2,789	1,076	3,168	82%
Multilateral development banks	752	-	752	-	-	-
Banks and other Financial Institutions authorized by Brazil Central Bank	144,728	8,039	144,728	4,009	54,059	36%
Corporates	442,871	113,819	442,871	74,912	460,328	89%
Regulatory retail portfolios	359,442	284,874	359,442	57,163	291,997	70%
Secured by residential property	131,415	4,144	131,415	4,144	48,988	36%
Secured by commercial real estate	370	443	370	443	407	50%
Equity stake	31,406	-	31,406	-	26,131	83%
Other assets	109,561	2,589	109,561	851	110,393	100%
Total	**1,777,324**	**415,055**	**1,777,324**	**142,598**	**1,016,137**	**53%**

CR5: Standardized Approach – exposures by asset classes and risk weights

R$ million	Risk weight (FPR)									12/31/2022
Asset classes	0%	10%	20%	35%	50%	75%	85%	100%	Others	Total credit exposures amount (post CCF and post-CRM)
Sovereigns and their central banks	521,169	-	3,939	-	19,583	-	-	7,725	1,574	553,990
Non-central government public sector entities	266	-	11	-	109	-	2,454	1,025	-	3,865
Multilateral development banks	752	-	-	-	-	-	-	-	-	752
Banks and other Financial Institutions authorized by Brazil Central Bank	3,278	-	65,743	213	77,319	-	-	2,160	24	148,737
Corporates	9,148	-	-	-	11,920	-	278,896	216,284	1,535	517,783
Regulatory retail portfolios	6,923	-	-	-	58,455	348,709	1	-	2,517	416,605
Secured by residential property	1	-	-	125,597	9,717	-	-	-	244	135,559
Secured by commercial real estate	-	-	-	-	813	-	-	-	-	813
Equity stake	-	-	-	-	7,091	-	11,528	12,787	-	31,406
Other assets	16	-	-	-	-	-	-	110,384	12	110,412
Total	**541,553**	**-**	**69,693**	**125,810**	**185,007**	**348,709**	**292,879**	**350,365**	**5,906**	**1,919,922**

The increase in total exposure in tables CR4 and CR5 occurred mainly in the line of Sovereigns and their central banks.

Counterparty Credit Risk (CCR)

CCRA: Qualitative disclosure related to CCR

Counterparty credit risk is the possibility of noncompliance with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk. It encompasses derivative financial instruments, settlement pending transactions, securities lending and repurchase transactions.

Itaú Unibanco has well-defined rules for calculating its managerial and regulatory exposure to this risk, and the models developed are used both for the governance of consumption of limits and management of counterparties sub-limits, as well as for the allocation of capital, respectively.

The managerial volatility of the potential credit risk (PCR) of derivatives (interpreted as the amount of potential financial exposure that an operation can reach until its maturity) and the volatility of repurchase agreements and foreign exchange transactions are monitored periodically to maintain the exposure at levels considered acceptable by the institution's management.

The risk may be mitigated by the use of margin call, initial margin or other mitigating instrument.

Currently, Itaú Unibanco does not have impact in the amount of collateral that the bank would be required to provide given a credit rating downgrade. The regulatory exposures of counterparty credit risk are presented as follows.

CCR1: Analysis of CCR exposures by approach

R$ million					12/31/2022
	Replacement cost	Potential future exposure	Multiplier applied to the calculation of EAD	EAD post mitigation	RWA
SA-CCR Approach	16,556	7,661	1.4	33,904	24,676
CEM Approach	-	-		-	-
Simple Approach for CCR mitigation (for SFTs and asset loans)				-	-
Comprehensive Approach for CCR mitigation (for SFTs and asset loans)				552,409	13,113
Total					**37,789**

CCR3: Standardised approach – CCR exposures by regulatory portfolio and risk weights

R$ million	Risk weight (FPR)									12/31/2022
Counterparties	**0%**	**10%**	**20%**	**50%**	**75%**	**85%**	**100%**	**150%**	**Others**	**Total**
Sovereigns	196,946	-	-	-	-	-	-	-	-	196,946
Non-central government public sector entities	-	-	-	-	-	27	21	-	-	48
Multilateral development banks	-	-	-	-	-	-	-	-	-	-
Banks and other Financial Institutions authorized by Brazil Central Bank	65,817	-	1,267	17,169	-	-	191	-	-	84,444
Corporates	273,373	-	-	-	-	16,536	13,343	-	-	303,252
Regulatory retail portfolios	-	-	-	-	-	-	-	-	-	-
Other Counterparties	204	-	-	202	-	-	1,217	-	-	1,623
Total	**536,340**	**-**	**1,267**	**17,371**	**-**	**16,563**	**14,772**	**-**	**-**	**586,313**

In the CCR1 and CCR3 tables there was a decrease in the exposure of repo operations, concentrated in operations with Sovereigns and Financial Institutions.

CCR5: Composition of collateral for CCR exposures

R$ million	Collateral used in derivative transactions				Collateral used in SFTs and asset loans	12/31/2022
	Fair value of collateral received		Fair value of posted collateral		Fair value of collateral received	Fair value of posted collateral
	Segregated	Unsegregated	Segregated	Unsegregated		
Cash - domestic currency	-	5,572	-	-	212,307	243,298
Cash - other currencies	-	-	1	1,610	3,440	48,150
Domestic sovereign debt	-	-	4,863	-	283,725	211,634
Government agency debt	-	-	10,363	130	1,769	7,072
Corporate bonds	-	-	22,718	-	26,630	325
Equity securities	-	-	-	-	27	21
Other collateral	-	-	2,469	-	-	-
Total	**-**	**5,572**	**40,414**	**1,740**	**527,898**	**510,500**

CCR6: CCR associated with credit derivatives exposures

In R$ million	Protection bought	Protection sold 12/31/2022
Notionals		
Single-name credit default swaps	9,417	18,078
Index credit default swaps	235	78
Total return swaps	-	16,000
Total notionals	**9,652**	**34,156**
Fair values	**400**	**(513)**
Positive fair value (asset)	406	85
Negative fair value (liability)	(6)	(598)

CCR8: CCR associated with Exposures to central counterparties

R$ million		12/31/2022
	EAD (post-CRM)	RWA
Exposures to qualifying CCPs (QCCPs total)		2,433
Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which	20,718	687
(i) over-the-counter (OTC) derivatives	-	-
(ii) Exchange-traded derivatives	20,632	685
(iii) Securities financing transactions	27	1
(iv) Netting sets where cross-product netting has been approved	59	1
Segregated initial margin	-	
Non-segregated initial margin	6,294	1,709
Pre-funded default fund contributions	83	37
Exposures to non-QCCPs (total)		-
Exposures for trades at non-QCCPs (excluding initial margin and default fund contributions); of which	-	-
(i) over-the-counter (OTC) derivatives	-	-
(ii) Exchange-traded derivatives	-	-
(iii) Securities financing transactions	-	-
(iv) Netting sets where cross-product netting has been approved	-	-
Segregated initial margin	-	
Non-segregated initial margin	-	-
Pre-funded default fund contributions	-	-

Increase of exposures for trades at QCCPs, specially of Exchange-trade derivatives.

Securitisation Exposures

SECA: Qualitative disclosure requirements related to securitisation exposures

Currently, Itaú Unibanco or entities of its economic conglomerate coordinates and distributes issues of securitized securities in the capital market with or without a firm placement guarantee. In case of exercising the firm guarantee, the bank will acquire the assets.

Itaú Unibanco does not act as a sponsoring counterpart of any specific purpose company with the objective of operating in the securitisation market, nor does it manage entities that acquire securities issued or originated by their own.

In relation to accounting, it should be noted that (i) assets representing third-party securitisations are accounted for as well as other assets owned by the Bank, according to the brazilian accounting standards; and (ii) securitisation credits originating from Itaú Unibanco's own portfolio remain accounted for in cases of credit assignment with co-obligation.

In 2022, Itaú Unibanco did not carry out the sale of credit assets without substantial risk retention and did not assign exposures with substantial risk retention, which have been honored, repurchased or written off as loss.

SEC1: Securitisation exposures in the banking book

R$ million									12/31/2022
	Bank acts as originator			Bank acts as sponsor			Banks acts as investor		
	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal
Retail (total) - of which	-	-	-	-	-	-	**8,418**	-	**8,418**
residential mortgage	-	-	-	-	-	-	-	-	-
credit card	-	-	-	-	-	-	3,277	-	3,277
other retail exposures	-	-	-	-	-	-	5,141	-	5,141
re- securitisation	-	-	-	-	-	-	-	-	-
Wholesale (total) - of which	-	-	-	-	-	-	**2,469**	-	**2,469**
loans to corporates	-	-	-	-	-	-	2,469	-	2,469
commercial mortgage	-	-	-	-	-	-	-	-	-
lease and receivables	-	-	-	-	-	-	-	-	-
other wholesale	-	-	-	-	-	-	-	-	-
re- securitisation	-	-	-	-	-	-	-	-	-

SEC2: Securitisation exposures in the trading book

In Itaú Unibanco's current securitization portfolio, there are no exposures to be reported in table SEC2.

SEC3: Securitisation exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor

In Itaú Unibanco's current securitization portfolio, there are no exposures to be reported in table SEC3.

SEC4: Securitisation exposures in the banking book and associated capital requirements - bank acting as investor

R$ million												12/31/2022
	Exposure values (by risk weight bands)					Exposure values (by regulatory approach)		RWA (by regulatory approach)		Capital Requirements	
	≤20%	20% < FPR < 50%	50% ≤ FPR < 100%	100% ≤ FPR < 1.250%	1250%	Standardized approach	1250%	Standardized approach	1250%	Standardized approach	1250%
Total exposures	-	10,345	305	236	1	10,886	1	4,401	7	352	1
Traditional securitisation	-	**10,345**	**305**	**236**	**1**	**10,886**	**1**	**4,401**	**7**	**352**	**1**
Of which securitisation	-	10,345	305	236	1	10,886	1	4,401	7	352	1
Of which retail underlying	-	7,884	305	228	1	8,417	1	3,751	7	300	1
Of which wholesale	-	2,461	-	8	-	2,469	-	650	-	52	-
Of which re- securitisation	-	-	-	-	-	-	-	-	-	-	-
Synthetic securitisation	-	-	-	-	-	-	-	-	-	-	-
Of which securitisation	-	-	-	-	-	-	-	-	-	-	-
Of which retail underlying	-	-	-	-	-	-	-	-	-	-	-
Of which wholesale	-	-	-	-	-	-	-	-	-	-	-
Of which re- securitisation	-	-	-	-	-	-	-	-	-	-	-

Market Risk

MRA: Qualitative disclosure requirements related to market risk

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, equity and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

The institutional policy for market risk is in compliance with Resolution 4,557 and establishes the management structure and market risk control, which has the function of:

- Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives;
- Provide a disciplined and well informed dialogue on the overall market risk profile and its evolution over time;
- Increase transparency as to how the business works to optimize results;
- Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
- Monitoring and avoiding the concentration of risks.

Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and stress testing scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco´s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products.

The market risk management framework categorizes transactions as part of either the Trading Book or the Baking Book, in accordance with general criteria established by CMN Resolution 4,557 and BACEN Resolution 111. Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, are intended to be either held to maturity, or sold in the medium and in the long term.

The market risk management is based on the following key metrics:

- Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval;
- Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios);
- Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;
- Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value ("MtM - Mark to Market"); and

- Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current trading portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

- Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates;

- Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and

- Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

In an attempt to fit the transactions into the defined limits, Itaú Unibanco hedges its client transactions and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by institutional regulations at Itaú Unibanco.

The structure of limits and alerts is in alignment with the board of directors' guidelines, being reviewed and approved on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders' equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco's risk appetite.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.

Itaú Unibanco uses proprietary systems to measure the consolidated market risk. The processing of these systems takes place in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

MR1: Market risk under standardized approach

R$ million	12/31/2022
Risk factors	**RWA_{MPAD}**
Interest Rates	**24,711**
Fixed rate denominated in reais (RWA_{JUR1})	3,342
Foreign exchange linked interest rate (RWA_{JUR2})	12,994
Price index linked interest rate (RWA_{JUR3})	8,375
Interest rate linked interest rate (RWA_{JUR4})	-
Stock prices (RWA_{ACS})	**688**
Exchange rates (RWA_{CAM})	**813**
Commodity prices (RWA_{COM})	**2,838**
Total	**29,050**

Compared to September, the standardized model (RWA_{MPAD}) remained stable, with its increase referring to interest rates traded in foreign markets offset by the decrease in the portion that covers the risk of the Brazilian market's interest rate.

MRB: Qualitative disclosures on market risk in the Internal Models Approach (IMA)

In the internal models approach, the stressed VaR and VaR models are used. These models are applied to operations in the Trading Book and Banking Book. For the Trading Book, the risk factors considered are: interest rates, inflation rates, exchange rates, stocks and commodities. For the Banking Book, exchange rates and commodities are considered. The VaR and stressed VaR models are used in the companies of the Prudential Conglomerate that are presented in the following table:

Institution	Model considered for Market Risk
A1 Hedge Orange Master Fundo de Investimento Multimercado	VaR and Stressed VaR
Aj Titulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	VaR and Stressed VaR
Banco Investcred Unibanco S.A.	VaR and Stressed VaR
Banco Itaú Argentina S.A.	VaR and Stressed VaR
Banco Itaú BBA S.A.	VaR and Stressed VaR
Banco Itaú Consignado S.A.	VaR and Stressed VaR
Banco Itaú Veiculos S.A.	VaR and Stressed VaR
Banco ItauBank S.A.	VaR and Stressed VaR
Banco Itaucard S.A.	VaR and Stressed VaR
Cloudwalk Kick Ass I Fundo De Investimento Em Direitos Creditórios	VaR and Stressed VaR
Dibens Leasing S.A. - Arrendamento Mercantil	VaR and Stressed VaR
FIDC B2cycle NPL	VaR and Stressed VaR
FIDC Cloudw Akira I	VaR and Stressed VaR
FIDC Orange NP	VaR and Stressed VaR
FIDC Sumup Solo	VaR and Stressed VaR
FII Kinea Desenv. LO	VaR and Stressed VaR
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	VaR and Stressed VaR
Fundo A1 Hedge Orange Fundo de Investimento em Cotas de Fundos de Investimento Multimercado	VaR and Stressed VaR
Fundo De Invest Dir Creditórios Não Padron NPL II	VaR and Stressed VaR
Fundo de Investimento em Direitos Creditórios Rede	VaR and Stressed VaR
Fundo em Direitos Creditórios Cielo Emissores I	VaR and Stressed VaR
Fundo Fortaleza de Investimento Imobiliário	VaR and Stressed VaR
Fundo Goal Perfo III	VaR and Stressed VaR
Fundo Kinea Ações	VaR and Stressed VaR
Galaxy BBG GLXY Bitcoin BR ETF	VaR and Stressed VaR
Hipercard Banco Múltiplo S.A.	VaR and Stressed VaR
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	VaR and Stressed VaR
Iresolve Companhia Securitizadora de Créditos Financeiros S.A.	VaR and Stressed VaR
IT Now Bloomberg Galaxy Bitcoin Fundo de Índice	VaR and Stressed VaR
Itaú Administradora de Consórcios Ltda.	VaR and Stressed VaR
Itaú Bank & Trust Bahamas Ltd.	VaR and Stressed VaR
Itaú Bank & Trust Cayman Ltd.	VaR and Stressed VaR
Itaú Bank, Ltd.	VaR and Stressed VaR
Itaú BBA USA Securities Inc.	VaR and Stressed VaR
Itaú Cia. Securitizadora de Créditos Financeiros	VaR and Stressed VaR
Itaú Corretora de Valores S.A.	VaR and Stressed VaR
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.	VaR and Stressed VaR
Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado	VaR and Stressed VaR
Itaú OT Títulos Públicos Renda Fixa Referenciado DI Fundo de Investimento em Cotas de Fundos de Investimento	VaR and Stressed VaR
Itaú Unibanco Holding S.A.	VaR and Stressed VaR
Itaú Unibanco Holding S.A., Grand Cayman Branch	VaR and Stressed VaR
Itaú Unibanco S.A.	VaR and Stressed VaR
Itaú Unibanco S.A., Nassau Branch	VaR and Stressed VaR
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	VaR and Stressed VaR
Itaú Valores S.A.	VaR and Stressed VaR
ITB Holding Ltd.	VaR and Stressed VaR
Kinea Ações Fundo de Investimento em Ações	VaR and Stressed VaR
Kinea CO-investimento Fundo de Investimento Imobiliario	VaR and Stressed VaR
Kinea I Private Equity FIP Multiestrategia	VaR and Stressed VaR
Kinea KP Fundo de Investimento Multimercado Crédito Privado	VaR and Stressed VaR
Kinea Ventures FIP	VaR and Stressed VaR
Licania Fund Limited	VaR and Stressed VaR
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	VaR and Stressed VaR
Microinvest S.A. Soc. de Crédito a Microempreendedor	VaR and Stressed VaR
Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	VaR and Stressed VaR
Redecard Instituição de Pagamento S.A.	VaR and Stressed VaR
Redecard Sociedade de Crédito Direto S.A	VaR and Stressed VaR
RT Itaú DJ Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	VaR and Stressed VaR
RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento	VaR and Stressed VaR
Tarumã Fundo Incentivado de Investimento em Debêntures de Infraestrutura Renda Fixa Crédito Privado	VaR and Stressed VaR

Itaú Unibanco, for regulatory purposes, uses the historical simulation methodology to calculate the VaR and Stressed VaR. This methodology uses the returns observed in the past to calculate the gains and losses of a portfolio over time, with a 99% confidence interval and a holding period of at least 10 days. On December 31, 2022, VaR represented 45% of the capital requirement, while the stressed VaR represented 55%. The same methodology is used for management purposes, that is, there are no differences between the managerial and regulatory models.

In relation to the VaR model, the historical returns are daily updated. Itaú Unibanco uses in its VaR model both the unweighted approach, in which historical data have the same weight, and the weighted by the volatility of returns. For the calculation of volatilities, the Exponentially Weighted Moving Average method is used. The Historical VaR methodology with 10-day maintenance periods assumes that the expected distribution for possible losses and gains for the portfolio can be estimated from the historical behavior of the returns of the market risk factors to which this portfolio is exposed. The returns observed in the past are applied to current operations, generating a distribution of probability of losses and simulated gains that are used to estimate the Historical VaR, according to the 99% confidence level and using a historical period of 1,000 days. Losses and gains from linear operations are calculated by multiplying mark-to-market by returns, while non-linear operations are recalculated using historical returns. The returns used in simulating the movements of risk factors are relative.

Regarding the Stressed VaR model, the calculation is performed for a time horizon of 10 working days, considering the 99% confidence level and simple returns in the historical period of one year. The historical stress period is periodically calculated for the period since 2004 and can be revised whenever deemed necessary. This can occur when the composition of Itaú Unibanco's portfolios changes significantly, when changes are observed in the results of the simulation of historical returns or when a new market crisis occurs. Losses and gains from linear operations are calculated by multiplying mark to market by returns, while non-linear operations are recalculated using historical returns.

In addition to the use of VaR, Itaú Unibanco carries out daily risk analysis in extreme scenarios through a diversified framework of stress tests, in order to capture potential significant losses in extreme market situations. The scenarios are based on historical, prospective crises and predetermined shocks in risk factors. One factor that has a great influence on the results of the tests, for example, is the correlation between the assets and the respective risk factors, and this effect is simulated in several ways in the various scenarios tested.

In order to identify its greatest risks and assist in the decision-making of treasury and senior management, the results of stress tests are assessed by risk factors, as well as on a consolidated basis.

The effectiveness of the VaR model is proven by backtesting techniques, by comparing hypothetical and actual daily losses and gains, with the estimated daily VaR, according to BACEN Circular 3,646. The number of exceptions to the established VaR limits must be compatible, within an acceptable statistical margin, with three different confidence intervals (99%, 97.5% and 95%), in three different historical windows (250, 500 and 750 working days). This includes nine different samples, therefore ensuring the statistical quality of the historical VaR hypothesis.

Itaú Unibanco has a set of processes, which are periodically executed by the internal control teams, whose objective is to independently replicate the metrics that influence market risk capital by internal models. In addition to the results of the periodic processes, Itaú Unibanco assesses the process of measuring time horizons by risk factors and the estimate of the stress period for calculating the stressed VaR. The validation of the internal model includes several topics considered essential for the critical analysis of the model, such as, the evaluation of the model's limitations, the adequacy of the parameters used in the volatility estimate and the comprehensiveness and reliability of the input data.

MR2: RWA flow statements of market risk exposures under an IMA

Exposures subject to market risk

The following table presents the exposures subject to market risk in the internal models approach, for calculating the capital requirement.

R$ million	VaR	Stressed VaR	Other	Total RWA_{MINT}
RWAMINT - 09/30/2022	**5,822**	**8,847**	**6,409**	**21,078**
Movement in risk levels	(1,613)	(2,283)	-	(3,896)
Updates/changes to the internal model	-	-	-	-
Methodology and regulation	-	-	-	-
Acquisitions and disposals	-	-	-	-
Foreign exchange movements	1,341	91	-	1,432
Other	-	-	4,483	4,483
RWAMINT - 12/31/2022	**5,550**	**6,655**	**10,892**	**23,097**

The increase of RWA_{MINT} compared to the previous quarter was mainly due to the reduction in the diversification effect of the positions held by Itaú Unibanco and the increased risk in Exchange Rates.

MR3: IMA values for trading portfolios

The following table presents the VaR and stressed VaR values determined by the internal market risk models.

R$ million	12/31/2022
VaR (10 days, 99%)	
Maximum value	165
Average value	101
Minimum value	49
Quarter end	87
Stressed VaR (10 days, 99%)	
Maximum value	315
Average value	180
Minimum value	69
Quarter end	180

The VaR increased in relation to the previous quarter due to the increase of the exposure in Equities. The stressed VaR decreased due to the reduction of exposure in Interest Rates.

MR4: Comparison of VaR estimates with gains/losses

Backtesting

The effectiveness of the VaR model is validated by backtesting techniques, comparing daily hypothetical and actual results with the estimated daily VaR. The daily VaR is calculated over a one-day maintenance horizon, according to the 99% confidence level and using a historical period of 1,000 days. The percentage of capital requirement associated with this model is 100%.

The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision (BCBS). The ranges are divided into:

- Green (0 to 4 exceptions): backtesting results that do not suggest any problem with the quality or accuracy of the adopted models;

- Yellow (5 to 9 exceptions): intermediate range group, which indicates an early warning monitoring and may indicate the need to review the model; and

- Red (10 or more exceptions): need for improvement actions.

The following chart shows the comparison between VaR and actual and hypothetical results:


VaR, actual and hypothetical P&L comparison
R$ Millions
100
50
0
-50
-100
-150
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Hypothetical P&L
Actual P&L
VaR
Exceptions for hypothetical losses
Exceptions for actual losses

The exceptions in relation to the hypothetical results occurred at 11/10/2022, in the amount of R$ 4,9 million. This excess was caused by the increased level of local interest market volatility on that day.

In relation to the actual results, there was no excess.

The actual results do not include fees, brokerage fees and commissions. There are no profit reserves.

Total Exposure associated with Derivatives

The main purpose of the derivative positions is to manage risks in the Trading Book and in the Banking Book in the corresponding risk factors.

Derivatives: Trading and Banking

R$ million | 12/31/2022

	With Central Counterparty				Without Central Counterparty			
	Onshore		Offshore		Onshore		Offshore	
Risk Factors	Long	Short	Long	Short	Long	Short	Long	Short
Interest Rates	83,660	(165,920)	14,152	(13,249)	121,583	(140,877)	117,444	(160,664)
Foreign Exchange	267,265	(218,856)	131,309	(127,936)	25,237	(65,655)	346,424	(309,236)
Equities	4,030	(3,470)	400	(1,063)	57	(927)	-	-
Commodities	1,550	(2,934)	2	(89)	1,145	(562)	516	-

IRRBBA: IRRBB risk management objectives and policies

BACEN's (Central Bank of Brazil) Circular 3,876, published in January 2018, states on methodologies and procedures for evaluation of the capital adequacy, held to cover interest rates risk from instruments held in the banking book.

For the purposes of this Circular, are defined:

- ΔEVE (Delta Economic Value of Equity) is defined as the difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario, and the present value of the sum of repricing flows of the same instruments in an interest-rate shocked scenario;

- ΔNII (Delta Net Interest Income) is defined as the difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario, and the result of financial intermediation of the same instruments in an interest-rate shocked scenario.

The sensibility analysis introduced here are just a static evaluation of the portfolio interest rate exposure, and, therefore, don´t consider the dynamic management of the treasury desk and risk control areas, which hold the responsibility for measures to mitigate risk under an adverse situation, minimizing significant losses. Moreover, it is highlighted, though, the results presented do not translate into accountable or economic results for certain, because this analysis has, only, an interest rate risk disclosure purpose and to demonstrate the principle protection actions, considering the instruments fair value, apart from any accounting practices adopted by Itaú Unibanco.

The institution uses an internal model to measure ΔEVE and ΔNII. ΔEVE results do not represent immediate impact in the stockholders' equity. Meanwhile, ΔNII results indicate potential volatility in the projected interest rates results.

In compliance with the circular 3,876, the following demonstrates qualitative and quantitative details of risk management for IRRBB in Itaú Unibanco.

Framework and Treatment

Interest rate risk in the banking book refers to the potential risk of impact on capital sufficiency and/or on the results of financial intermediation due to adverse movements in interest rates, taking into account the principal flows of instruments held in the banking book.

The main point of assets and liabilities management is to maximize the risk-return ratio of positions held in the banking book, taking into account the economic value of these assets/liabilities and the impact on actual and future bank's results.

The interest rate risk managing on transactions held in the banking book occurs within the governance and hierarchy of decision-making bodies and under a limits structure and alerts approved specifically for these purpose, which is sensitive due to different levels and classes of market risk.

The management structure of IRRBB has it owns risk policies and controls intended to ensure adherence to the bank's risk appetite. The IRRBB framework has granular management limits for several other risk metrics and consolidated limits for ΔEVE and ΔNII results, besides the limits associated with stress tests.

The asset and liability management unit is responsible for managing timing mismatches between asset and liability flows, and minimizes interest rate risk by through strategies as economic hedge and accounting hedge.

All the models associated with IRRBB have a robust independent validation process and are approved by a CTAM (Technical Model Assessment Commission). In addition, all the models and processes are assessed by internal audit.

The interest rate risk framework in the banking book uses management measurements that are calculated daily for limit control. The ΔEVE and ΔNII metrics are calculated according to the risk appetite limits and the other risk metrics in terms of management risk limits.

In the process of managing interest rate risk of the banking book, transactions subject to automatic options are calculated according to internal market models which split the products, as far as possible, into linear and non-linear payoffs. The linear payoffs are treated similarly to any other instruments without options, and for non-linear payoffs an additional value is computed and added on the ΔEVE and ΔNII metrics.

In general terms, transactions subject to behavioral options are classified as deposits with no contractual maturity date defined or products subject to early repayment. Non-maturity deposits are classified according to their nature and stability to guarantee compliance with regulatory limits. A survival analysis model treats the products subject to pre-payment, using the historical dataset to calibrate its parameters. The instruments flows with homogeneous characteristics are adjusted by specific models to reflect, in the most appropriate way, the repricing flows of the instruments.

The banking book consists of asset and liability transactions originating in different commercial channels (retail and wholesale) of Itaú Unibanco. The market risk exposures inherent in the banking book consists of various risk factors, which are primary components of the market in price formation.

IRRBB also includes hedging transactions intended to minimize risks deriving from strong fluctuations of market risk factors and their accounting asymmetries.

Market risk generated from structural mismatches is managed by a variety of financial instruments, such as exchange-traded and over-the-counter derivatives. In some cases, operations using derivative financial instruments can be classified as accounting hedges, depending on their risk and cash flow characteristics. In these cases, the supporting documentation is analyzed to enable the effectiveness of the hedge and other changes in the accounting process to be continuously monitored. The accounting and administrative procedures for hedging are defined in BACEN Circular 3,082.

The IRRBB model includes a series of premises:

- ΔEVE and ΔNII are measured on the basis of the cash flows of the banking book instruments, broken down into their risk factors to isolate the effect of the interest rate and the spread components;
- For non-maturity deposits, the models are classified according to their nature and stability and distributed over time considering the regulatory limits;
- The institution uses survival analysis models to handle credit transactions subject to prepayment, and empirical models for transactions subject to early redemption;

- The medium-term repricing attributed to non-maturity deposits is defined as 1.92 years;
- The maximum-term repricing attributed to non-maturity deposits is defined as 30.00 years.

The article 16 of the BCB Resolution 54 defines the need to publish ΔEVE and ΔNII, using the standard shock scenarios described in article 11 of the BACEN Circular 3,876.

The table below are presented the main results due the change in the interest rates over the banking book in the standardized scenarios. It is important to note that, following the normative rules, the potential losses are represented by positive values and potential gains by negative values (between parentheses).

- Parallel Up: increasing in the short-term and in the long-term interest rates;
- Parallel Down: decreasing in the short-term and in the long-term interest rates;
- Short-term increase: increasing in the short-term interest rates;
- Short-term reduction: decreasing in the short-term interest rates;
- Steepener: decreasing in the short-term interest rates and increasing the in the long-term interest rates;
- Flattener: increasing in the short-term interest rates and decreasing the in the long-term interest rates.

IRRBB1 – Quantitative information on IRRBB

Potential Loss of Instruments Classified in the Banking Book arising from Interest Rate Variation Scenarios[1]

(Losses are represented by positive values, while gains are represented by negative values between parentheses)

R$ million	12/31/2022		12/31/2021	
	ΔEVE	ΔNII	ΔEVE	ΔNII
Scenarios	Standard Shocks [2]	Standard Shocks [2]	Standard Shocks [2]	Standard Shocks [2]
Parallel Up	13,475	2,215	10,406	1,724
Parallel Down	(8,171)	(2,701)	(15,637)	(2,409)
Short rate Up	10,728		6,491	
Short rate Down	(11,445)		(7,022)	
Steepener	(3,751)		(485)	
Flattener	8,127		1,584	
Maximum	**13,475**	**2,215**	**10,406**	**1,724**
Tier I	**166,868**		**149,912**	

1) Losses in variation measurements are shown as positive values, as per Art. 13 §3º of Circular 3,876.
2) Values are calculated using internal models and standard regulatory shocks, as per Art. 39 §1º II of Circular 3,876.

For the outlier test, the maximum variation of the ΔEVE, with standardized shocks was R$ 13,475 million as of December 31, 2022, corresponding to a potential loss of 8.08% of Tier I, which is less than 15% - percentage that defines the institution as outlier (according to Art. 44 of Circular 3,876).

The ΔNII, with internal shocks, for a horizon of a year, has maximum loss of R$ 2,215 million in the Parallel High Scenario.

Remuneration of Directors

REMA: Compensation Policy

Compensation Committee

It is incumbent upon the Compensation Committee to promote discussions on our management compensation-related matters. Its duties include, but are not limited to: developing a compensation policy for our management, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and recruitment and termination programs; discussing, examining and overseeing the implementation and operation of existing compensation models, discussing general principles of the compensation policy for our employees and recommending adjustments or improvements to the Board of Directors. The Committee has its own internal charter, approved by the Board of Directors on August 28, 2018, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Compensation Committee Internal Charter.

Composition of Compensation Committee

Name Taxpayer ID (CPF) Date of birth	Position held	Election date Term of office Number of consecutive terms of office
Geraldo José Carbone 952.589.818-00 08/02/1956	Independent Committee member (and non-administrator, under the terms of CMN Resolution 3,921) (Effective)	04/28/2022 Annual 5
Candido Botelho Bracher 039.690.188-38 12/05/1958	Committee Member (Effective)	04/28/2022 Annual 2
João Moreira Salles 295.520.008-58 04/11/1981	Committee Member (Effective)	04/28/2022 Annual 2
Roberto Egydio Setubal 007.738.228-52 10/13/1954	Chairman of the Committee	04/28/2022 Annual 6

Compensation governance

Our compensation strategy adopts clear and transparent processes, aimed at complying with applicable regulation and the best national and international practices, as well as at ensuring consistency with our risk management policy.

Our Compensation Policy, formally approved by the Board of Directors and revised on February 02, 2022, is aimed at consolidating our compensation principles and practices to attract, reward, retain and motivate management members and employees in the sustainable running of business, subject to proper risk limits and always in line with the stockholders' interests.

Annually, the Compensation Committee evaluates and, if necessary, proposes improvements to the Compensation Policy. After this careful analysis by the Compensation Committee, the Policy is submitted to the Board of Directors' evaluation.

In 2022, the Extraordinary General Stockholders' Meeting approved the revision, formalization and ratification of the Stock Grant Plan ("Stock Grant Plan") to consolidate general rules in connection with long-term incentive programs involving stock grant to management members and employees of the Issuer and of its direct and indirect controlled companies. Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee and with the Issuer's management members as target audiences, we highlight the Variable Stock-Based Compensation, the Fixed Stock Based Compensation (for members of the Board of Directors only), and the Partners, those also included in the information provided along the REMA table. The Stock Grant Plan is available on: www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Grant Plan.

In order to bring more transparency about our compensation model, since 2020 we started to disclosure a document that consolidates the main practices and principles that guide the compensation payment to our management members. This document, named Remuneration Policy, makes public the bases of our remuneration model and is available at www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Grant Plan.

Additionally, since 2019 the Compensation Committee determined that Executive Committee members should retain the ownership of a minimum number of the Issuer's shares equivalent to ten times the annual fixed compensation of the CEO and to five times the annual fixed compensation of the other members. Until December 31, 2021, the CEO and most of the Executive Committee members comply with the minimum ownership requirement. The requirement must be accomplished up to five years after taking up their functions.

For 2022, the requirement remained the same. The new members of the Executive Committee and the CEO must comply with the requirement in up to five years.

The Issuer also provides a Plan for Granting Stock Option ("Stock Option Plan") to its management members and employees, as well as to the management members and employees of its controlled companies, allowing the alignment of the interests of management members to those of stockholders, as they share the same risks and gains due to their share appreciation. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the financial statements under IFRS.

The Personnel Committee is responsible for making institutional decisions and supervising the Stock Option Plan implementation and operation.

For further information on the responsibilities and functions of the Personnel Committee and the Compensation Committee, please see item 7.1 of the Reference Form available on www.itau.com.br/investor.relations > Menu > Reports > CVM > Reference Form.

Compensation Policy – Compensation composition


Composition of the annual compensation of members of the Board of Directors, Board of Officers, Fiscal Council and Audit Committee
Board of Directors 1 2 3
Monthly fixed compensation
Aggregate amount of fees in cash approved at the Annual General Stockholders' Meeting
Annual fixed compensation
Stock-based compensation approved at the Annual General Stockholders' Meeting
Annual variable compensation
Stock-based compensation approved only in the event of a resolution of the Compensation Committee, subject to the guidelines of CMN Resolution No. 3,921 and limited to the extent determined by the Annual General Stockholders' Meeting
Board of Officers 2
Monthly fixed compensation
Aggregate amount of fees in cash approved at the Annual General Stockholders' Meeting
Benefit plan
Composed of medical and dental care plans, check-up, private pension plan, parking lot and life insurance
Annual variable compensation
Statutory profit, sharing and fees (in cash and in shares) approved by the Compensation Committee and Limited to the annual amount approved at the Annual General Stockholders' Meeting
Fiscal Council
Monthly fixed compensation
Fees in cash approved at the Annual General Stockholders' Meeting
Audit Committee 3 4
Monthly fixed compensation
Fees in cash determined by the Board of Directors
1 In the event that a member of the Board of Directors is also part of the Board of Officers of Itaú Unibanco or its subsidiaries, the compensation will be in line with the compensation model of the Board of Officers. Management members who are also part of statutory or non-statutory committees or of our subsidiaries or affiliates are compensated according to their duties in the executive bodies or areas in which they work. As a rule, they do not receive a specific compensation for belonging to these committees. A non-management member of the Compensation Committee is compensated for his/her duties executed in the referred Committee.
2 Maximum compensation amounts are defined based on the limits imposed by Article 152 of the Brazilian Corporate Law.
3 Members of the Board of Directors and Audit Committee only receive benefits if they have previously been officers of the Company.
4 For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied.

We adopt compensation and benefits strategies that vary according to the area of operation and market parameters. We periodically check these parameters through:

- hiring of salary surveys, carried out by specialized consultants;
- participation in research carried out by other banks; and
- participation in forums specialized in remuneration and benefits.

The fixed compensation of the Board of Directors and the Executive Board, as well as the benefits plan granted to the executive officers, are not impacted by performance indicators.

Fiscal Council: member of the Fiscal Council are paid monthly fixed compensation amount only and are not eligible for the benefit plan. Additionally, in accordance with applicable legislation, compensation members of the Fiscal Council may not be lower, for each acting member, than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing).

Audit Committee: The members of the Audit Committee are paid monthly fixed compensation amount only are not eligible for the benefit plan. For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied.

Board of Directors: The compensation of the Board of Directors is in line with market practices and takes into consideration the directors' résumés, their background in the Issuer and the activities performed by them within the scope of the Board of Directors itself, the exercise of the presidency in the board and other functions they may perform. In this context, there may be differentiated remunerations among these members. This practice is in line with the Issuer's purpose of attracting outstanding professionals from different segments and with diverse expertise and professional experience.

a) Monthly fixed compensation: it is consistent with market practices and revised frequently enough to attract qualified professionals.

b) Annual fixed compensation in shares: the annual fixed compensation to the members of the Board of Directors is paid in the Issuer's preferred shares

c) Annual variable compensation in shares: for variable compensation in shares paid to members of the Board of Directors, the compensation follows the same deferral terms, conditions and calculation of the value of shares presented in item "b) ii" below, which describes the delivery of preferred shares of the annual variable compensation. To ensure its compatibility with value creation, this compensation takes into account Itaú Unibanco Holding's results and may be adjusted by the Compensation Committee.

Board of Officers:

a) Monthly fixed compensation: it is established in accordance with the position held and based on the internal equality principle, since all officers holding equivalent position earn the same monthly fixed compensation amount, also providing mobility across our different businesses. Fixed compensation amounts are defined considering market competition.

b) Annual variable compensation in shares[1] :


The annual variable compensation
takes into account three main factors:
Performance
of the officer
The result of
the applicable
business area
Financial results
of the company
$

(1) Within the limits established by legislation, those Officers in charge of internal control and risk departments have their compensation determined irrespectively of the performance of the business areas they control and assess so as to avoid any conflicts of interest. However, even though compensation is not impacted by the results of the business areas, it is still subject to impacts arising from the Company's results.

b) i. Distribution of annual variable compensation[(2)]:


Regarding the annual variable compensation:
30%
is paid in cash on demand
ITUB4
70%
is paid through the delivery of our preffered shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year

(2) In accordance with Resolution No. 3,921 of the National Monetary Council, a portion of the variable compensation must be deferred.

b) ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers:


Delivery of preferred shares
The grant is made in the year immediately after the performance year to which it relates.
Of the total granted, one-third vests each year over a period of three years after the award.
ITUB4
Performance year
Grant year
Year 1
Year 2
Year 3
Delivery years
The share value considered at grant and delivery of shares is calculated on the seventh business day prior to each event, considering the average closure price of our preferred shares on B3 in the 30 days prior to calculation.
From the grant date up to vesting dates, an amount equivalent to dividends and interest on equity will be payable through payroll over the shares being delivered, at each vesting date, adjusted by the Interbank Deposit Certificate rate (CDI).
These deferred portions may be reduced or not paid due to a possible significant reduction in our Recurring Net Income or negative result in the applicable business area in the deferral period (Malus), except when the reduction or negative result arises from extraordinary, unpredictable and external events to the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to management actions or omissions. The Compensation Committee may decide to apply the malus even in these cases.

The Issuer establishes, in addition to the annual variable remuneration, which seeks to link the members who receive it to the Issuer's projects and results, the Partner Program, which aims to align risk management in the short, medium and long term, as well as align the interests of the program participants to those of our shareholders, benefiting them in proportion to the gains obtained by the Issuer and its shareholders.

Compensation Policy – stock-based compensation

a) General terms and conditions

Stock-based payment models are in conformity with the principles pursued by the Issuer, since they tie up management members to the Issuer's projects and results in the long-term, work as tools that motivate individual development and commitment, and retain management members, as stock-based payments are made in the long term.

For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock-based instruments delivered under the Partners Program; and (3) options granted under the Plan for Granting Stock Option ("Stock Option Plan"), as described below:

(1) Compensation Policy – stock-based compensation

Annual fixed compensation in shares:

This compensation is paid to the members of the Board of Directors, provided they have fully completed their terms of office. The purpose is to reward the contribution made by each member to the Itaú Unibanco conglomerate. The annual fixed compensation takes into account the history and résumé of members, in addition to market conditions and other factors that may be agreed between the member of the Board of Directors and Itaú Unibanco conglomerate.

To calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average price of Itaú Unibanco Holding's preferred shares on B3 – Bolsa, Brasil, Balcão ("B3") in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to granting the shares or paying the compensation.

The number of shares is calculated and granted every three years, and these shares are delivered proportionally to the number of terms of office completed in the period.

Annual variable compensation in shares:


Delivery of preferred shares
The grant is made in the year immediately after the performance year to which it relates.
Of the total granted, one-third vests each year over a period of three years after the award.
ITUB4
Performance year
Grant year
Year 1
Year 2
Year 3
Delivery years
The share value considered at grant and delivery of shares is calculated on the seventh business day prior to each event, considering the average closure price of our preferred shares on B3 in the 30 days prior to calculation.
From the grant date up to vesting dates, an amount equivalent to dividends and interest on equity will be payable through payroll over the shares being delivered, at each vesting date, adjusted by the Interbank Deposit Certificate rate (CDI).
These deferred portions may be reduced or not paid due to a possible significant reduction in our Recurring Net Income or negative result in the applicable business area in the deferral period (Malus), except when the reduction or negative result arises from extraordinary, unpredictable and external events to the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to management actions or omissions. The Compensation Committee may decide to apply the malus even in these cases.

(2) Partners Program

Aimed at aligning the interests of our officers and employees to those of our stockholders, this program provides participants with the opportunity to invest in our preferred shares (ITUB4), sharing short-, medium- and long-term risks.

This program is aimed at officers and employees in view of their history of contribution, relevant work and also outstanding performance. It has two types of appointments: Holding Partners and Partners. Main differences are as follows:


Holding Partners
Participants may be elected to the category of Holding partner or partner and both of them will be eligible to receive shares as a return on the investment made through the Program (Matching).
Partners
term of office with an indefinite term
no reelection limit
Mandatory to invest 50% to 100% of net variable compensation.
three-year term of office
no reelection limit
Mandatory to invest 35% to 70% of net variable compensation.
Partners Program
Participants of the Partners Program must use part of the annual variable compensation to purchase preferred shares (ITUB4).
NET VARIABLE COMPENSATION
ITUB4
This investment must be retained for:
30% 3 years
70% 5 years
Holding Partners
50% 3 years
50% 5 years
Partners
Matching
Holding partners and partners are eligible to receive shares as a return on the investment made through the Program (Matching).
ITUB4
AVAILABLE FOR SALE
100%
Grant year
Year 1
Year 2
Year 3
Year 4
Year 5
Delivery
Of the total granted:
30% vests in the 3rd year and 70% vests in the 5th year after the award
(for Holding Partners)
50% vests in the 3rd year and 50% vests in the 5th year after the award
(for Partners)
DELIVERY YEAR
ITUB4
DELIVERY YEAR
ITUB4
Shares received will remain unavailable for sale for a five-year term as from each investment in shares.
The Partners Program may also consider other instruments derived from shares as opposed to actual shares.
The compliance of the investment periods mentioned above entitles the beneficiary, on the same dates, to hold the ownership of the Matching paid by the Company, which is delivered in preferred shares (ITUB4).
ITUB4
ITUB4
The share value considered at grant and delivery of shares is calculated on the seventh business day prior to each event, considering the average closure price of our preferred shares on B3 in the 30 days prior to calculation.
These deferred portions may be reduced or not paid due to a possible significant reduction in our Recurring Net Income or negative result in the applicable business area in the deferral period (Malus), except when the reduction or negative result arises from extraordinary, unpredictable and external events to the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to management actions or omissions. The Compensation Committee may decide to apply the malus even in these cases.

(3) Stock Option Plan

We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of price fluctuations of our preferred shares (ITUB4) with other stockholders and intend to integrate participants of this program into the conglomerate's development process in the medium- and long-terms.

Our Personnel Committee manages the Stock Option Plan, including matters such as strike prices, grace periods and terms of options, in accordance with the rules set forth therein.

Options may only be granted to participants if earnings are in sufficient amounts to be distributed as mandatory dividends.

No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the financial statements under IFRS.

For further information on the Stock Option Plan, please see the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Grant Plan.

b) Main objectives of the plan

Stock-based compensation models have the primary purpose of aligning management members' interests with those of the Issuer's stockholders, as they share the same risks and earnings provided by their share appreciation.

c) How the plan contributes to these objectives

Stock-based payment models are intended to motivate management members to contribute to the Issuer's good performance and share appreciation, as they may actively take part in the results of this appreciation. Accordingly, the institution achieves the objective of the stock-based payment models by engaging management members in the organization's long-term strategies. Management members, in turn, take part in the appreciation of shares in the Issuer's capital stock.

d) How the plan is inserted in the Issuer's compensation policy

Stock-based payment models are in conformity with the principles pursued by the Issuer, since they (i) tie up management members to the Issuer's projects and results in the long-term, (ii) work as tools that motivate individual development and commitment, and (iii) retain management members, as stock-based payments are made in the long term.

e) How the plan is aligned with the short-, medium- and long-term interests of management members and the Issuer

Stock-based payment models are aligned with the interests of the Issuer and management members, since that, by enabling management members to become stockholders of the Issuer, these are encouraged to act from the perspective of being the "owners" of the business, therefore aligning their interests with those of the stockholders. Additionally, they motivate management members to remain at the Issuer, since general rule dictates that a member leaving the company will lose their rights to stock-based payments (please see sub item "i - Effects of the management member's leave from the Issuer's bodies on their rights, as provided for in the stock-based compensation plan").

f) Maximum number of shares covered by the plan

In order to limit the maximum dilution to which Stockholders may be subject: the sum of (i) the shares to be used as compensation, in accordance with Resolution No. 3,921 of the National Monetary Council, including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted each year may not exceed the limit of 0.5% of all Issuer's shares that stockholders hold at the balance sheet date of the same year.

In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of the total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option granting purposes in any of the following seven (7) fiscal years.

g) Restrictions on the transfer of shares

Stock-based compensation: after receiving the shares within one, two or three years, there will be no restrictions to the share transfer. If the executive chooses to invest these shares in the Partners Program as Own Shares, these shares will become unavailable for three and five years from the investment date.

Partners Program: after receiving the Partners Shares within three and five years from the initial investment, such shares will become unavailable for five and eight years as from the initial investment date.

Stock Option Plan: the availability of shares subscribed by Beneficiaries by exercising the option may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee upon grant. Therefore, the percentage of shares that must remain unavailable, as well as the period of this unavailability, will be defined by said Committee. As a rule, the period of this unavailability defined by the committee is two (2) years after the option is exercised.

h) Criteria and events that may cause the suspension, amendment or termination of the plan

Stock-based compensation: deferred shares may not be delivered in the event of a significant decrease in realized recurring net income of the Issuer or to a negative result of the applicable business area, expect when the reduction or negative result arises from extraordinary, unforeseeable events, external to Itaú Unibanco Holding, which also affect other financial institutions and are not related to the actions or omissions of the management members. The Compensation Committee may decide to apply the malus even in these cases. Additionally, the compensation model may be amended upon approval from the Compensation Committee and the Board of Directors.

Partners Program: any Partners Shares still to be received may not be delivered in the event of a significant decrease in realized recurring net income of the Issuer or to a negative result of the applicable business area, expect when the reduction or negative result arises from extraordinary, unforeseeable events, external to Itaú Unibanco Holding, which also affect other financial institutions and are not related to the actions or omissions of the management members. The Compensation Committee may decide to apply the malus even in these cases. Additionally, the Partners Program may be amended upon approval from the Compensation Committee or the Personnel Committee.

Stock Option Plan: the Personnel Committee may suspend the exercise of options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the Stock Option Plan may only be amended or terminated if proposed by the Personnel Committee to the Board of Directors and subsequently approved at an Extraordinary Stockholders' Meeting.

i) Effects of the management member's leave from the Issuer's bodies on their rights, as provided for in the stock-based compensation plan

Stock-based compensation: the general rule when a member leaves is the termination of shares granted but not yet delivered. The extinction will occur on the date they leave the job permanently, that is, in cases where there is a garden leave contract (period of absence prior to the formal termination of the employment or statutory relationship), they will be extinguished at the beginning of such contract. However, subject to the criteria established in the Compensation Policy, the Personnel Committee may determine the non-termination of these shares.

Partners Program: the general rule when a member leaves is the termination of Partners Shares not yet delivered. The extinction will occur on the date they leave the job permanently, that is, in cases where there is a garden leave contract (period of absence prior to the formal termination of the employment or statutory relationship), they will be extinguished at the beginning of such contract. However, subject to the criteria established in the internal charter, the Personnel Committee may determine the non-termination of these shares.

Stock Option Plan: the general rule is that any Beneficiaries managing the Itaú Unibanco conglomerate who resign or are dismissed from position will have their options expired automatically. Management members' stock options will expire on the date such members cease to exercise their functions on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal end of the employment or statutory relationship), these options will expire when said agreement becomes effective. However, the aforementioned automatic expiry may not occur if, for example, this member is dismissed simultaneously to their election as a management member of the Itaú Unibanco conglomerate or if they take up another statutory position in the Itaú Unibanco conglomerate.

Additionally, subject to criteria established in the internal charter, the Personnel Committee may choose not to have these options expired.

REM1: Remuneration awarded during the financial year

12/31/2022

R$ million (except for number of employees, which is unit)		Senior management	Other material risk-takers
Fixed remuneration	Number of employees	175	13
	Total fixed remuneration (3 + 4 + 5)	**211**	**27**
	Of which: cash-based	211	15
	Of which: shares or other share-linked instruments	-	-
	Of which: other forms	-	12
Variable remuneration	Number of employees	175	13
	Total variable remuneration (8 + 10 + 12)	**1,191**	**35**
	Of which: cash-based	282	6
	Of which: deferred	-	-
	Of which: shares or other share-linked instruments	909	29
	Of which: deferred	909	29
	Of which: other forms	-	-
	Of which: deferred	-	-
Total remuneration (2 + 7)		**1,402**	**62**

It was considered only the members of the Board of Officers and Board of Directors who are remunerated.

REM2: Special payments

The sample related to special payments is insufficient to guarantee the confidentiality and, therefore, values have been omitted, under BACEN Resolution 54, art 3.

REM3: Deferred remuneration

R$ million — 12/31/2022

Deferred and retained remuneration	Total amount of outstanding deferred remuneration	Of which: Total amount of outstanding deferred and retained remuneration exposed to ex post explicit and/or implicit adjustment	Total amount of amendment during the year due to ex post explicit adjustment	Total amount of amendment during the year due to ex post implicit adjustment	Total amount of deferred remuneration paid out in the financial year
Senior management	920	920	-	(39)	587
Cash	-	-	-	-	-
Shares	920	920	-	(39)	587
Share-linked instruments	-	-	-	-	-
Other	-	-	-	-	-
Other material risk-takers	**53**	**53**	**-**	**(1)**	**21**
Cash	-	-	-	-	-
Shares	53	53	-	(1)	21
Share-linked instruments	-	-	-	-	-
Other	-	-	-	-	-
Total	**973**	**973**	**-**	**(40)**	**608**

Other Risks

Insurance products, pension plans and premium bonds risks

Products that compose portfolios of insurance companies of Itaú Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. The main risks inherent in these products are described below and their definitions are given in their respective chapters.

- Underwriting Risk: possibility of losses arising from insurance products, pension plans and premium bonds that go against institution's expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions;
- Market Risk;
- Credit Risk;
- Operational risk;
- Liquidity risk.

In line with domestic and international best practices, Itaú Unibanco has a risk management structure which ensures that risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums.

The process of risk management for insurance, pensions and premium bond plans is independent and focus on the special nature of each risk.

The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term.

Social, Environmental and Climatic Risks

They are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by the ITAÚ UNIBANCO HOLDING.

Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risks management, addressing the most significant risks for the Institution's operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate's activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles and Clothing, Paper & Pulp, Chemicals & Petrochemicals, Meatpacking, Crop

Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. ITAÚ UNIBANCO HOLDING also counts with specific procedures for the Institution's operation (stockholders' equity, branch infrastructure and technology), suppliers, credit, investments and key controls. Credit Risk and Modeling, Internal Controls and Compliance areas, in turn, support and ensure the governance of the business areas' activities. The Internal Audit, acts on an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to its implementation of its recommendations. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines are: energy, transport, materials and construction, agriculture, food and forestry products.

Model Risk

The model risk arises from the incorrect development or maintenance of models, such as mistaken assumptions, and inappropriate use or application of the model.

The use of models can lead to decisions that are more accurate and therefore it is a major practice in the institution. The models have supported strategic decisions in several contexts, such as credit approval, pricing, volatility curve estimation, calculation of capital, among others.

Due to the increasing use of models, driven by the application of new technologies and the expansion of data use, Itaú Unibanco has improved its governance in relation to its development, implantation, use and monitoring, through the definition of guidelines, policies and procedures aimed at assuring the quality and mitigation of the associated risks.

The performance of the areas responsible for models is evaluated by the Operational Risk and Internal Audit teams to ensure adherence to such policies. The opportunities for improvement found during these assessments are duly addressed with action plans, which are followed up by the 3 lines of defense and by senior management until their conclusion.

Regulatory or Compliance Risk

Regulatory or Compliance risk is the risk of sanctions, financial losses or reputational damage arising from the lack of compliance with legal and regulatory provisions, local and international market standards, internal policies, commitments with regulators, voluntary commitments, in addition to self-regulation codes and codes of conduct adhered by Itaú Unibanco.

This risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the actions directed at adherence to the regulatory requirements and other commitments mentioned above.

This structured process includes the following actions: (i) to understand the changes in the regulatory environment; (ii) to monitor regulatory trends; (iii) to care for the relationship between the institution and the regulator, self-regulatory bodies and the representation entity; (iv) to monitor action plans on regulatory or self-regulatory compliance; (v) to coordinate a program to comply with significant norms, such as Integrity and Ethics; and (vi) to report regulatory issues in Operational and Compliance Risk forums, according to the structure of committees established in internal policies.

Reputational Risk

Itaú Unibanco understands reputational risk as the risk arising from internal practices and/or external factors that may generate a negative perception of Itaú Unibanco by customers, employees, shareholders, investors, regulatory bodies, government, suppliers, the press and the society in general. It can impact the bank's reputation, the value of its brand and/or result in financial losses. Besides, this can affect the maintenance of existing business relationships, access to sources of fundraising, the attraction of new business and talent to compose the company's staff or even the license to operate.

The institution believes that its reputation is extremely important for achieving its long-term goals, which is why it seeks the alignment of the speech, the action and the ethical and transparent practice, essential to raise the confidence of Itaú Unibanco's stakeholders. Itaú Unibanco's reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders.

Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco's governance is structured in a way to ensure that potential risks are identified, analyzed and managed still in the initial phases of its operations and analysis of new products, including the use of new technologies.

The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (vii) ethics guidelines and prevention of corruption.

Financial institutions play a key role in preventing and fighting illegal acts, in particular money laundering, terrorist financing and fraud, in which the challenge is to identify and suppress increasingly sophisticated operations that seek to conceal the origin, location, disposition, ownership and movement of goods and money derived, directly or indirectly, from illegal activities. Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards employees, clients, strategic partners, suppliers, service providers, regulators and society, through a governance structure based on transparency, strict compliance with rules and regulations, including BACEN Circular 3,978/20 among others, and cooperation with police and judicial authorities. It also seeks a continuously alignment with local and international best practices for preventing and fighting against illegal acts, through investing and training eligible employees.

In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and fight against illegal acts based on the following pillars:

- Policies and Procedures;
- Client Identification Process;
- Know Your Customer (KYC) Process;
- Know Your Partner (KYP) Process;
- Know Your Supplier (KYS) Process;

- Know Your Employee (KYE) Process;
- Assessment of New Products and Services;
- Compliance with Sanctions;
- Monitoring, Selection and Analysis of Suspicious Operations or Situations;
- Reporting Suspicious Transactions to the Regulatory Bodies; and
- Training.

This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. The preventing and combating unlawful acts governance is carried out by the Board of Directors, Audit Committee, Operational Risk Committee, Risk and Capital Management Commitee and Anti-Money Laundering Committees. The document that presents the guidelines established in the corporate program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Policies, Corporate Policy for Prevention and Fight Against Illegal Acts.

In addition, Itaú Unibanco has been developing various data analysis models to improve customer risk classification, transaction monitoring and KYC methodology to provide greater accuracy in its analysis and to decrease false-positives. Itaú Unibanco has also been innovating its modeling solutions using new methods based on machine learning techniques to identify potentially suspicious activities.

Moreover, Itaú Unibanco is committed to protecting corporate information and ensuring client and general public privacy in any transactions. To this end, it has a Corporate Information Security Policy and Cyber Secutity and has a monitoring process and a control structure that covers technology, business areas and international units, adhering to principal regulatory bodies and external audits, and best market practices and certifications.

The Corporate Information Security and Cyber Security Policy can be viewed on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Policies, Corporate Policy on Information Security and Cyber Security.

Country Risk

The country risk is the risk of losses related to non-compliance with obligations in connection with borrowers, issuers, counterparties or guarantors, as a result of political-economic and social events or actions taken by the government of the country.

Itaú Unibanco has a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure, including: (i) establishment of country ratings; (ii) determination of limits for countries; (iii) monitoring the use of limits.

Business and Strategy Risk

Business and strategy risk is the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment.

Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board

of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the definition of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, Itaú Unibanco has governance and processes to involve the Risk Area in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) qualifications and incentives of board members and executives; (ii) budget process; (iii) product assessment; (iv) evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks.

Contagion Risk

Contagion Risk is the possibility of losses occurring for entities that are part of the Prudential Conglomerate as a result of financial support to unconsolidated entities, in a stressful situation, in the absence or in addition to the obligations provided for in the contract.

Itaú Unibanco has a structure for risk management and control, a dedicated team and a policy that defines roles and responsibilities. This structure covers (i) the identification of entities in relation to the potential generation of contagion risk, (ii) the assessment of risks in relationships, (iii) the monitoring, control and mitigation of contagion risk, (iv) the assessment of impact on capital and liquidity and (v) reports.

It is part of the scope of contagion risk governance: Related Party audiences, mainly composed of controllers (individuals and legal entities), entities related to them and controlled and related entities (as defined in Res. 4,693 / 18), foundations, investments in non-consolidated entities, suppliers of critical products and services, assigness, buyers and sellers of relevant assets, third parties with products distributed by Itaú Unibanco and third parties to whom Itaú Unibanco distributes products, besides all the analysis of the international Units.

Emerging Risks

They are those with a potentially material impact on the business in the medium and long terms, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as technological alternatives in replacement of traditional banking services and the demographic transition of clients in contrast to technological innovations. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED's governance, allowing these risks to be incorporated into risk management processes too.

Operational Risk

Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the institution.

Itaú Unibanco internally classifies its risk events in:

- Internal fraud;
- External fraud;
- Labor claims and deficient security in the workplace;
- Inadequate practices related to clients, products and services;

- Damages to own physical assets or assets in use by Itaú Unibanco;
- Interruption of Itaú Unibanco's activities;
- Failures in information technology (IT) systems, processes or infrastructure;
- Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco.

Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees. Itaú Unibanco has a governance process that is structured through forums and corporate bodies composed of senior management, which report to the Board of Directors, with well-defined roles and responsibilities in order to segregate the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department, by means of methodologies, training courses, certification and monitoring of the control environment in an independent way.

The managers of the executive areas use corporate methods constructed and made available by the Operational Risk and Corporate Compliance and Money Laundering Prevention Areas. Among the methodologies and tools used are the self-evaluation and the map of the institution's prioritized risks, the approval of processes, products, the monitoring of key risk indicators and the database of operational losses, guaranteeing a single conceptual basis for managing processes, risks, projects and new products and services.

Within the governance of the risk management process, regularly, the consolidated reports on risk monitoring, controls, action plans and operational losses are presented to the business area executives.

In line with CMN Resolution 4,557, the document "Public Report – Integrated Management of Operational Risk /Internal Controls/Compliance", summarized version of the institutional operational risk management policy can be found on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports.

Crisis Management and Business Continuity

Itaú Unibanco's Business Continuity Program's purpose is to protect its employees, ensure the continuity of the critical functions of its business lines and sustain both the stability of the markets in which it operates and the confidence of its customers and strategic partners in its provision of services and products.

It establishes the Business Continuity Plan (BCP), which consists of modular procedures that are available for use in the event of incidents. The descriptions/characteristics of the existing plans are:

- Disaster Recovery: it aims to ensure the availability and integrity of Information Technology resources and communication in the event of a failure in the primary Data Center to maintain the processing of critical systems;
- Workplace Contingency: alternative facilities to perform the activities in the event the administrative buildings become unavailable;
- Operational Contingency: alternatives to carry out critical processes whether they are systemic, procedural or emergency responses.

In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to assess the institution:

- Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services.

- Threats and Vulnerabilities Analysis (AVA): identification of threats near to Itaú Unibanco's buildings.

Considering the dependence that some processes have on third-party services, the Business Continuity Program conducts an assessment of the risk of unavailability of services provided with a view to resilience to threats of interruption.

The institution has a Crisis Management Program, which is aimed at managing business interruption events, natural disasters, impacts of an environmental, social, and infrastructure/operational (including information technology) or of any other nature that jeopardize the image and reputation and/or viability of Itaú Unibanco's processes with its employees, clients, strategic partners and regulators, with timely and integrated responses.

The Program establishes a frequent flow of acculturation with the company's senior management, as well as a constant analysis of high-impact scenarios and events to establish response plans in line with current threats. To assess efficiency and identify points for improvement in crisis response plans, tests are carried out at least once a year.

Independent Validation of Risk Models

Itaú Unibanco validates the processes and risk models independently. This is done by a department which is separate from the business and risk control areas, to ensure that its assessments are independent.

The validation method, defined in an internal policy, meets regulatory requirements such as those of BACEN Circulars 3,646 and 3,674, 3.876 and Resolutions 2,682 and 4,557. The validation stages include:

- Verification of mathematical and theoretical development of the models;

- Qualitative and quantitative analysis of the models, including the variables, construction of an independent calculator and the use of appropriate technical;

- When applicable, comparison with alternative models and international benchmarks;

- Historical Backtesting of the model;

- Assessment of the adequacy of the implementation of the models in the systems used.

Additionally, the validation area assesses the stress testing program.

The performance of the independent validation area and the validation of the processes and models are assessed by Internal Audit and reported to the specific senior management committees. Action plans are prepared to address opportunities identified during the independent validation process, and are monitored by the 3 lines of defense and by senior management until the conclusion.

Glossary of Acronyms

A

- ASF – Available Stable Funding
- AT1 – Additional Tier 1 Capital
- AVA – *Avaliação de Vulnerabilidade e Ameaças* (Threats and Vulnerabilities Analysis)

B

- BACEN - *Banco Central do Brasil* (Central Bank of Brazil)
- BCB - *Banco Central do Brasil* (Central Bank of Brazil)
- BCP – Business Continuity Plan
- BCBS - Basel Committee on Banking Supervision
- BIA – Business Impact Analysis
- BIS – Bank for International Settlements

C

- CCF – Credit Conversion Factor
- CCP – Non-Qualified Central Counterparty
- CCR – Counterparty Credit Risk
- CDP – Carbon Disclosure Project
- CEM - Current Exposure Method
- CEO - Chief Executive Officer
- CET 1 - Common Equity Tier I
- CGRC - *Comitê de Gestão de Risco e Capital* (Risk and Capital Management Committee)
- CMN - *Conselho Monetário Nacional* (National Monetary Council)
- Comef - *Comitê de Estabilidade Financeira* (Financial Stability Committee)
- CRI – Real State Receivables Certificate
- CRM – Credit Risk Mitigation
- CRO - Chief Risk Officer

- CTAM – *Comissão Técnica de Avaliação de Modelos* (Technical Model Assessment Commission)
- CVA - Credit Valuation Adjustment
- CVM - *Comissão de Valores Mobiliários* (Brazilian Securities and Exchange Commission)

D

- DLP - Long- Term Liquidity Statement
- DRL - Liquidity Risk Statement
- D-SIB - Domestic Systemically Important Banks
- DV - Delta Variation

E

- EAD – Exposure at Default
- ECL – Expected Credit Losses
- EMD – *Entidades Multilaterais de Desenvolvimento* (Multilateral Development Entities)
- EP – Equator Principles
- EVE – Economic Value of Equity

F

- FCC - Credit Conversion Credit
- FEBRABAN - Brazilian Federation of Banks
- FIDC - Credit Rights Investment Funds
- FPR - Fator de Ponderação de Risco (Weighting Factor)

G

- GAP - Gap Analysis
- GDP - Gross Domestic Product
- GHG – Greenhouse Gas Protocol
- Greeks – Sensitivities to Various Risk Factors
- G-SIB – Global Systemically Important Banks

H

- HE – Haircut of Execution
- HQLA – High Quality Liquid Assets
- HV – Volatility Haircut

I

- ICAAP – Internal Capital Adequacy Assessment Process
- IMA – Internal Models Approach
- IPV – Independent Price Verification
- IRRBB – Interest Rate Risk in the Banking Book
- IT – Information Technology

K

- KYC – Know your Customer
- KYP – Know your Partner
- KYS – Know your Supplier
- KYE – Know your Employee

L

- LCR – Liquidity Coverage Ratio
- LMM - *Limite de Mitigação Máxima* (Maximum Mitigation Limit)

M

- MtM - Mark to Market

N

- NII – Net Interest Income
- NSFR – Net Stable Funding Ratio

O

- OTC – Over-the-Counter

P

- PR – *Patrimônio de Referência* (Total Capital)
- PRI – Principles for Responsible Investments
- PCR – Potential Credit Risk
- PVA – Prudent Valuation Adjustments

Q

- QCCP – Qualified Central Counterparties

R

- RA – Leverage Ratio
- RAS - Risk Appetite Statement
- RSF – Required Stable Funding
- RWA - Risk Weighted Assets
- RWA_{CPAD} - Portion relating to exposures to credit risk
- RWA_{CPrNB} - amount of risk-weighted assets corresponding to credit risk exposures to the non-banking private sector, calculated for jurisdictions whose ACCPi is different from zero
- RWA_{MINT} - Portion relating to exposures to market risk, using internal approach
- RWA_{MPAD} - Portion relating to exposures to market risk, calculated using standard approach
- RWA_{OPAD} - Portion relating to the calculation of operational risk capital requirements

S

- SA – Joint-Stock Company
- SAC - Social, Ambiental e Climático (Social, Environmental and Climatic)
- SA-CCR – Standardised Approach to Counterparty Credit Risk
- SFN – *Sistema Financeiro Nacional*(National Financial System)
- SFT – Securities Financing Transactions

T

- TCFD – Task Force on Climate-Related Financial Disclosures
- TLAC – Total Loss-Absorbing Capacity
- TVM - *Títulos de valores mobiliários*(Securities)

V

- VaR - Value at Risk

Glossary of Regulations

- BACEN Circular No. 3,644, of March 4th, 2013
- BACEN Circular No. 3,646, of March 04th, 2013
- BACEN Circular No. 3,674, of October 31st, 2013
- BACEN Circular No. 3,748, of February 26th, 2015
- BACEN Circular No. 3,749, of March 05th, 2015
- BACEN Circular No. 3,751 of March 19th, 2015
- BACEN Circular No. 3,769, of October 29th, 2015
- BACEN Circular No. 3,809, of August 25th, 2016
- BACEN Circular No. 3,846, of September 13rd, 2017
- BACEN Circular No. 3,869, of December 19th, 2017
- BACEN Circular Letter No. 3,907 of September 10th, 2018
- BACEN Circular Letter No. 3,876 of January 31st, 2018
- BACEN Circular Letter No. 3,082 of January 30th, 2012
- BACEN Circular Letter No. 3,978 of January 23rd, 2020
- BACEN Communication No. 39.425 of November 17th, 2022
- BCB Resolution No. 54, of December 16th, 2020
- BCB Resolution No. 111, of July 6th, 2021
- CMN Resolution No. 2,682, of December 22nd, 1999
- CMN Resolution No. 4,955, of October 21st, 2021
- CMN Resolution No. 4,958, of October 21st, 2021
- CMN Resolution No. 4,327, of April 25th, 2014
- CMN Resolution No. 4,502, of June 30th, 2016
- CMN Resolution No. 4,557, of February 23rd, 2017
- CMN Resolution No. 4,589, of June 29th, 2017
- CMN Resolution No. 4,693, of October 29th, 2018